As filed with the Securities and Exchange Commission on October 2, 2020.

Registration No. 333-239300

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MERIT LIFE INSURANCE CO.

(Exact name of registrant as specified in its charter)

Texas	6311	35-1005090
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Merit Life Insurance Co.

2 Corporate Drive

Suite 760

Shelton, CT 06484

(833) 637-4854

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert O’Donnell

President & Chief Executive Officer

Merit Life Insurance Co.

2 Corporate Drive

Suite 760

Shelton, CT 06484

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael K. Renetzky Locke Lord LLP 111 South Wacker Drive Chicago, Illinois 60606 (312) 443-0700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐

Accelerated filer  ☐

Non-accelerated filer   ☐

Smaller reporting company:  ☒

Emerging growth company:  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Fixed Contingent Deferred Annuity Contract	N/A	N/A	$22,000,000	$2,400.20

(1)

The Contracts are sold based upon the value of protected assets. The proposed maximum aggregate offering price is estimated based upon contracts protecting $4,000,000,000 in account value and is estimated solely for the purpose of determining the registration fee.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

FIXED CONTINGENT DEFERRED ANNUITY CONTRACT

ISSUED BY MERIT LIFE INSURANCE CO.

This prospectus provides information about the Fixed Contingent Deferred Annuity Contract issued by Merit Life Insurance Co. that you should know before purchasing the contract, including a description of all of the material rights and obligations under the contract and including any material state variations identified in the state filing and approval process.

It is important that you read the contract. Your contract is the formal contractual agreement between you and Merit Life Insurance Co. This prospectus describes the material rights and obligations under the contract and is meant to help you decide if the contract will meet your needs. Please carefully read this prospectus and any related documents and keep everything together for future reference.

The contract is designed to effectively provide a lifetime income floor for an annuitant. The contracts are made available only to clients of certain Financial Firms with which we have entered into agreements. The contract provides for a fixed stream of payments to an annuitant for life if the value of the related account at the client’s Financial Firm is reduced to zero during the lifetime of the annuitant due to making certain withdrawals. The amount of the periodic payments will be dependent upon the value of the covered account at the time the first withdrawal from the account is made following the contract’s vesting period. The assets in the covered account will continue to be owned by the accountholder and be managed by the client’s investment adviser, and will not be managed by Merit Life Insurance Co.

The contract is a complex insurance vehicle. Prospective purchasers should not construe the contents of this prospectus as legal, tax, or financial advice. You should speak with a financial professional about the contract’s features, benefits, risks and fees, and whether it is appropriate for you based upon your financial situation and objectives. The registrant’s obligations under the Contract are subject to the financial strength and claims paying ability of the registrant.

INTE Securities LLC will act as our principal underwriter for the distribution of the Contracts in this offering.

An investment in this Contract is subject to risks, including the possible loss of principal. See “Risk Factors” beginning on page 5. The Contracts are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, Federal Reserve Board, or any other government agency.

None of the Securities and Exchange Commission, the Texas Department of Insurance or any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is [●]

CERTAIN IMPORTANT INFORMATION

This Prospectus

You should rely only on the information contained in this prospectus, and you may refer to the Contract, filed as an exhibit hereto, as well. We have not, and the principal underwriter has not, authorized any other person to provide information that is different from that contained in this prospectus or in the Contract. If anyone provides you with different or inconsistent information, you should not rely on it. We and the principal underwriter are offering to sell and seeking offers to purchase Contracts only in jurisdictions where such offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of the date you purchase a Contract. Our business, financial condition, results of operations and prospects may have changed since such date. Information contained on our website, or any other website operated by us, is not part of this prospectus and shall not be deemed incorporated by reference herein.

Frequently used Terms

We have used simple, clear language as much as possible in this prospectus. However, by the very nature of the Contracts certain technical words or terms are necessary. Unless the context otherwise requires, as used in this prospectus:

•	“The Company,” “Merit,” “we,” “us,” “our,” and similar terms mean Merit Insurance Co.

•	We refer to owners of Contracts as “you” or “your”.

•	“Account” means your account at your Financial Firm in relation to which we will provide coverage under the Contract.

•	“Annuitant” means the person upon whose continued life we will make payments should a Covered Event occur and to whom payments are made.

•	“Benefit Amount” means the amount we will pay each Income Year to the Annuitant after the Covered Event has occurred.

•	“Code” means the Internal Revenue Code of 1986, as amended.

•

“Contract” means the agreement governing the Fixed Contingent Deferred Annuity product embodied in the individual annuity contract or certificate pursuant to a group annuity contract issued by Merit Life Insurance Co. and containing the terms and conditions of such product.

•	“Covered Event” means the date the value of your account becomes zero for reasons other than an Excess Withdrawal.

•	“Cure Period” means the period allowed to cure a breach in the investment guidelines and risk profiles.

•	“Eligible Contribution” means a contribution made into your Account after the Issue Date for which the Vesting Period for that contribution has passed.

•

“Excess Withdrawal” means either (i) any withdrawal during the Vesting Period; or (ii) any amount withdrawn on or after the Exercise Date that exceeds the Income Amount for the then current Income Year. Excess Withdrawals reduce your subsequent Income Amount proportionately in the manner we specify in the Contract as described herein.

•	“Exercise Date” means the date of your first withdrawal after the Vesting Period. This first withdrawal must occur by the Annuitant’s age 95.

•	“Fee” means the amount that you owe us for this coverage.

•	“Financial Firm” means a registered investment advisory firm, also sometimes referred to as a wealth management firm, we approve to hold an Account in relation to a Contract.

•

“Income Amount” means a value we calculate as of the Exercise Date. We determine the Income Amount initially by applying the guarantee income percentage of 5% to the Income Base. Subsequently, we increase the Income Amount due to Eligible Contributions to your Account or decreases the Income Amount due to Excess Withdrawals. If the Covered Event occurs, the Benefit Amount equals the then current Income Amount.

•	“Income Base” means the value we use to determine your Income Amount. The Income Base is the greater of:

(a)	the value of your Account on your Contract’s Issue Date plus any Eligible Contributions and less the proportional impact of Excess Withdrawals; or

(b)	the value of your Account on the Exercise Date reduced by the value of any contributions to your Account that have not vested and the impact of any Excess Withdrawals.

•	“Income Year” means a one year period measured from the Exercise Date or any anniversary of the Exercise Date.

•	“Issue Date” means the date we issue the Contract and initiate its protection.

•

“Vesting Period” means the later of the Annuitant’s 65th birthday or two years from the Issue Date. There is a Vesting Period for the Contract and for any contribution to your Account after the Issue Date. As to any contribution to your Account after the Issue Date, the Vesting Period is measured from the date of that contribution to your Account. As to the Contract, it is the period measured from the Issue Date during which we treat any withdrawals from your Account as Excess Withdrawals.

Market and Industry Data

Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, publicly available information, reports by market research firms or other published independent sources, none of which has been commissioned by us. Independent industry publications, government publications and other published independent sources generally indicate that the information included therein was obtained from sources believed to be reliable. Some data are based upon good faith estimates derived from our management’s review of the independent sources referenced herein and from experience with partners, licensees and other contacts in the markets in which we operate.

PROSPECTUS SUMMARY

This summary is intended as a basic overview of information contained elsewhere in this prospectus. To fully understand the Contract and a decision of whether or not to purchase, you should read this entire prospectus, noting in particular those circumstances that can lead to termination of your Contract and the discussion of risks identified in the “Risk Factors” section starting on page 5. Note that the Contract may not be currently available in all states, may vary in your state, or may not be available in relation to accounts at all financial firms.

Product Overview

Contingent Deferred Annuities

A fixed contingent deferred annuity (“CDA”) is an insurance product that establishes a life insurance company’s obligation to make periodic payments for the annuitant’s lifetime at the time designated investments, which are not owned or held by the insurer, are depleted to a contractually defined amount due to contractually permitted withdrawals, market performance, fees and/or other charges. A CDA effectively establishes a lifetime income floor, which protects the annuitant from depletion of an account due to adverse market movements or increased longevity. This is because the underlying investment account remains the property of the account owner, and should it appreciate in an amount that is greater than that required to cover the approved withdrawals over the course of the annuitant’s life, the account owner or the owner’s heirs will realize that benefit. A CDA will provide regular periodic payments to the annuitant upon the occurrence of certain specified conditions (such as the annuitant’s account being reduced to zero through permitted withdrawals) which are described in the related CDA contract. The annuitant’s investment account remains owned and controlled by the purchaser.

Merit’s Fixed Contingent Deferred Annuity Contract

The Fixed Contingent Deferred Annuity Contract offered by Merit is a CDA that provides for a fixed stream of payments to the Annuitant for life if the value of the purchaser’s Account is reduced to zero during the lifetime of the Annuitant due to making certain withdrawals. The amount of the cash payments made if a Covered Event occurs depends upon the value of the Account at the time the first withdrawal from the Account following the Vesting Period. The Contract provides that the purchaser will be able to withdraw up to 5% of the value of the Account (valued at the greater of the value of the Account on the Issue Date or the Exercise Date, as adjusted by contributions and withdrawals). To the extent the Account is reduced to zero due to the withdrawals during the life of the Annuitant, we will pay Benefit Amounts to the Annuitant equal to the Income Amount when the Covered Event occurs. If the purchaser takes withdrawals from the Account during the Vesting Period or in excess of the Income Amount, the Income Amount and future Benefit Amounts which may be paid will be proportionately reduced. Correspondingly, any Eligible Contributions made to the Account will increase the Income Base dollar-for-dollar. The minimum issue age of the Annuitant for a Contract is 45 and the maximum issue age of the Annuitant is 85.

Contracts will be made available only to clients of Financial Firms with which the Company has an agreement.

The client’s assets will continue to be managed by her or his advisor at the Financial Firm. The only amount to be paid for the Contract is a quarterly fee assessed as a percentage of the value of any Account in relation to which our guarantee is provided. Our guarantee is our contractual promise to pay Benefit Amounts should the Covered Event occur, which is supported by our reserves, surplus and claims paying ability. The Financial Firm will deduct the Fee from the Account on our behalf and pay the Fee to the Company, unless you elect to pay the Fee using bank drafting. This Fee is separate and apart from any fee the Financial Firm charges for its services to its clients. We will not compensate the Financial Firms or their advisors in connection with their client’s election to purchase the Contract.

FIXED CONTINGENT DEFERRED ANNUITY CONTRACT	Merit’s Fixed Contingent Deferred Annuity Contract provides income backed by Merit, for the Annuitant’s life, to clients with wealth management accounts at designated Financial Firms.

INCOME FOR LIFE

•  Provides 5% income (withdrawals and potentially Benefit Amounts) per year, for life, based on the greater of the Account’s value on:

1. The date the guarantee is issued, or

2. The date the guarantee is exercised

•  Can begin any time after the Vesting Period and before age 95

•  The yearly withdrawal amount is based on the greater of the Account’s value on the Exercise Date or the Account’s value on the Issue Date adjusted by any Eligible Contributions and any Excess Withdrawals*

•  Withdrawals may occur at any time, or on a monthly, quarterly, semi-annually or annual basis.

•  Continue if/when the Account’s value reaches zero

VESTING PERIOD	The later of the Annuitant’s 65th birthday or 2 years from the Issue Date. Each additional contribution is subject to its own 2-year Vesting Period

AVAILABILITY	Single Annuitant; non-qualified plans that are not eligible for tax-deferral benefits; can be held by IRA and Roth IRA accounts

FLEXIBILITY	Contributions may be added to the Account or the Contract may be cancelled at any time

EXCESS WITHDRAWALS	Excess Withdrawals during the Vesting Period, or above the Income Amount, proportionally reduce the Income Amount

INVESTMENT OPTIONS	Approved portfolios of the wealth management Account at a Financial Firm with which we have an agreement.

RISK MANAGEMENT	Risk is mitigated through product design with the Vesting Period ending at the later of age 65 or two years from the Issue Date; limiting available model portfolios to well diversified, moderately invested portfolios that are targeted in aggregate to be 60% equity and 40% fixed income; reserving and investing in our general account in accordance with state law insurance requirements; and maintaining capital in excess of insurance requirements See the “Overview”, “Investment management and risk profiles” and “Financial Strength” sections of this prospectus.

IMPORTANT AGES	Minimum Issue Age of the Annuitant: 45 Earliest point at which the Vesting Period may end; the later of (i) age 65 or (ii) two years from the Issue Date Maximum Issue Age of the Annuitant: 85

ANNUAL FEE	0.55% per year of the wealth management Account’s value. This annual fee is in addition to the fee for advisory services associated with the wealth management Account charged by the Financial Firm.

*	An Eligible Contribution is a contribution made into a purchaser’s wealth management Account after the Issue Date, for which the Vesting Period for that contribution has passed.
**

A non-qualified Account is one that is not being held as part of a tax preferred retirement plan such as an Individual Retirement Account (“IRA”), a Roth IRA, a 403(b) plan, a 457 plan, or a 401(k) plan.

RISK FACTORS

The Contract involves a number of risks. Before making a decision to purchase the Contract, you should carefully consider the following information about these risks, together with the other information contained in this prospectus. Many factors, including the risks described below, could result in a significant or material adverse effect on your Contract.

Your receipt of any benefits under the Contract is subject to our financial strength and claims paying ability.

Our ability to pay Benefit Amounts is subject to our ongoing financial strength and claims paying ability. The Contract is not a separate account contract. This means that the assets supporting the Contract are not held in a segregated account for the exclusive benefit of individual contract holders. Rather, we will pay Benefit Amounts under the Contract from our general account, which is not insulated from the claims of other contract holders and our third-party creditors. Therefore, the Annuitant’s receipt of payments from us is subject to our claims paying ability. You cannot seek enforcement of the guarantee against any other party.

Brickell has only controlled Merit since December 31, 2019.

While Merit was founded in 1957 to write credit life, credit disability, term life and disability income insurance, Brickell purchased Merit on December 31, 2019 for the purpose of offering the Contracts. As such, the past performance of Merit may not be indicative of Merit’s future performance.

We may cancel the Contract and pay no Benefit Amounts if assets in your Account fail to meet the investment guidelines and risk profile for your Account.

The assets in an Account must be managed in accordance with certain investment guidelines and risk profiles developed and administered by your Financial Firm and agreed upon by us. Whether as a result of your or your Financial Firm’s actions, if the investment guidelines and risk profile for your Account are breached or change so that they are beyond the parameters of the agreed upon risk profile and investment guidelines, we may terminate your Contract following a Cure Period. If the breach is not remedied within the Cure Period, the Contract will be cancelled and no Benefit Amounts will be paid.

Our agreement with your Financial Firm may end and your Contract may be terminated.

Our agreement with your Financial Firm may terminate in the event that either we or your Financial Firm fail to perform our obligations under such agreement upon 30 days’ notice of such failure, or upon the mutual consent of your Financial Firm and us. In such event, your contract will be automatically terminated unless it is moved to another Financial Firm with which we have an agreement in place. We will notify you should that occur and provide information regarding how you may continue your Contract. If payment of Benefit Amounts has not begun, it may be possible to transfer your Account to another financial firm within a 30-day period. Such a transfer is subject to our rules. We cannot guarantee that at such time we will have an agreement in effect regarding this type of Contract with any other financial firm, or that you will find any Financial Firm with which we have an agreement acceptable to you, or that any Financial Firm with which we have an agreement will be willing to have you as its client. Should continuation of your Account at your existing Financial Firm no longer be possible and a transfer of your Account to a different financial firm not be acceptable to you or be possible, we will terminate your Contract. Should the agreement with your Financial Firm terminate after we have begun to pay the Annuitant Benefit Amounts, such Benefit Amount payments will not be affected.

Your Contract may be terminated if the ownership designation of your Contract does not match that of your Account.

Ownership designations must meet our underwriting criteria. We may cancel the Contract if the ownership designation of your Account is changed to one we do not accept for the Contract. For example, we would not accept a requested ownership change to a designation we would not accept for the initial issuance of a Contract, such as ownership by a business.

We may terminate the Contract if your Financial Firm does not provide us our Fees and the information necessary to administer your Contract on a timely basis.

The application for a Contract includes an authorization for your Financial Firm to provide us with the information we need to establish and administer the Contract, as well as an authorization for your Financial Firm to assess the Fees for this protection on a periodic basis. We will not issue a Contract if you do not provide such authorization, and we reserve the right to cancel the Contract and not make Benefit Amount payments if such information and Fees are not provided within 30 days after we request the needed information or Fees.

Your investments may perform differently than other investments not available for use with the Contract.

The Account’s investment guidelines and risk profile requirements may require your Account to be managed in a different fashion than other investments available to you. If you do not purchase the Contract, it is possible that you may purchase other investments that experience higher growth or lower losses, depending on the market, than the assets held in your Account. You should consult with your financial representative to assist you in determining whether the assets eligible for coverage are suited for your financial needs and risk tolerance. If you reallocate or transfer the investments in your Account so that you are no longer invested in the assets eligible for coverage in accordance with the investment guidelines and risk profile requirements, we will terminate your Contract and no Benefit Amount will be paid.

You may cancel the Contract prior to a severe market downturn.

Once you have cancelled the Contract, our obligation to pay Benefit Amounts will cease. Even if a severe market downturn occurs shortly after you cancel your Contract, Benefit Amounts will not be paid.

You may make Excess Withdrawals, which will reduce and may even eliminate future Benefit Amounts available under the Contract.

Due to the long-term nature of the Contract guarantee, there is a risk that you may encounter a personal financial situation in which you need to make withdrawals before the end of the Vesting Period or after the Exercise Date in excess of the Income Amount. Any such withdrawal is an Excess Withdrawal. Please note that an Excess Withdrawal will reduce the Income Base and/or the Income Amount available each year before the Covered Event. Such Excess Withdrawals will proportionately reduce your Income Base and/or Income Amount (by an amount that could be substantially more than the actual dollar amount of the withdrawal), which in turn will reduce the amount of, or even eliminate, any future Benefit Amounts that the Annuitant would otherwise receive. If you make an Excess Withdrawal, we will not provide you with advance notification regarding the repercussions of the Excess Withdrawal.

The point in time when you begin taking withdrawals from your Account may impact whether the Annuitant receives payments of the Benefit Amount under your Contract.

The longer you wait to set the Exercise Date and start making withdrawals from your Account, the less likely Benefit Amounts will be paid. This is because waiting to start making withdrawals makes it more likely that the Annuitant will die before the Account is depleted.

The Annuitant may die before your Account is reduced to zero.

If the Annuitant dies before your Account is reduced to zero, no Benefit Amounts will be paid. The Contract does not have any cash value, surrender value, or provide a death benefit. Even if the Annuitant begins to receive Benefit Amounts, the Annuitant may die before receiving an amount equal to or greater than the amount you have paid in Fees.

The owner will pay fees regardless of whether they receive any Benefit Amounts.

Fees accrue from the Issue Date, even if you do not begin taking withdrawals from your Account for many years, or ever, and whether or not we pay any Benefit Amounts. If you choose never to take withdrawals, and/or if the Annuitant never receives any Benefit Amounts, you will not receive a refund of the Fees you have paid.

Your payment of a fee for administrative or other services other than investment advisory services from your Account may affect the Benefit Amounts provided under your Contract.

Your Contract Fee and the fee for the investment advisory services provided by your Financial Firm are not treated as withdrawals from your Account. However, you may have other fees deducted from your Account for items like IRA custodial fees, if applicable, or fees for other administrative services (including custody and record keeping) provided by your Financial Firm. The amount deducted from your Account to pay such fees will not be treated as a withdrawal for purposes of your Contract. Also see paragraph 15 of the “Overview” section of this prospectus on page 13 and the “Fees” section of this prospectus on page 15 regarding assessments against your Account that will not be considered a withdrawal.

The Annuitant may never receive Benefit Amounts payments available under the Contract, because your Account may perform well enough that it is never reduced to zero.

The investment performance of your Account directly impacts whether any Benefit Amounts will be paid. If you comply with the terms of your Contract and your Account is not reduced to zero, such as through positive Account performance, no Benefit Amounts will be paid, and you will not receive a refund of the Fees you have paid.

Divorce may prompt the need to make changes to a Contract.

Divorce often may lead to the need to change the ownership designation of the Account, which will trigger the need to change the ownership designation of the Contract to match that of the Account. We expect to comply with qualified domestic relations orders issued as a result of a divorce. Divorce after a Covered Event will not affect our making Benefit Payments to the Annuitant.

A downgrade in our financial strength rating would likely reduce the amount of business we are able to write and could materially adversely impact our competitive position.

Financial strength ratings are an important factor in establishing the competitive position of insurance companies and are important to our ability to market and sell our products. Rating organizations continually review the financial positions of insurers, including us. Our financial strength rating is subject to periodic review by, and may be revised downward or revoked. There can be no assurance that we will maintain our current ratings. Future changes to our rating may adversely affect our competitive position.

We are subject to various regulatory requirements.

The issuance and sale of your Contract is registered in accordance with the Securities Act of 1933 (the “Securities Act”) and must be conducted in accordance with the requirements of the Securities Act of 1933. We are also subject to the rules and regulations of the Texas Department of Insurance and those of the other jurisdictions in which we are licensed. In the event we do not comply with these requirements, rules and regulations we may be subject to investigation or examination by the Securities and Exchange Commission, the Texas Department of Insurance or the departments of insurance of other states and other regulatory agencies, the result of which may be legal actions, fines or injunctive relief, which may have a material adverse effect on our business operations or financial position.

You should be aware of the various regulatory protections that do not apply to the Contract.

The Contracts will not be listed on any exchange. As an issuer of non-equity securities subject to certain insurance regulations, we are not subject to applicable periodic reporting requirements and other requirements imposed by the Securities Exchange Act of 1934. In addition to our exemptions under the Exchange Act, we are not an investment adviser and do not provide investment advice to you in connection with the Contract or your Account. We also are not an investment company and therefore we are not registered under the Investment Company Act of 1940, as amended, and the protections provided by the Investment Company Act of 1940 are not applicable with respect to your Contract. Because we will not be subject to these regulations, while certain regulatory and financial information are available in this registration statement filed under the Securities Act of 1933, the periodic financial and business information publicly available will be limited to the information made available by the Texas Department of Insurance and other insurance departments. Therefore, it could be more difficult for you to obtain all the information necessary to assess our financial strength and ability to continue paying Benefit Amounts.

There are certain cybersecurity risks associated with our and your Financial Firm’s dependence upon the effective operations of computer systems.

Because our business and your Financial Firm’s business are highly dependent upon the effective operation of computer systems, we are vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information system failures (e.g., hardware and software malfunctions) and cyber-risks. These risks include, among other things, the theft, misuse, corruption, and destruction of data maintained online or digitally, denial of service on our website and other operational disruption, and unauthorized release of your confidential information. Such system failures and cyber-attacks affecting us, your Financial Firm and third-parties may adversely affect your Account and/or your Contract. There can be no assurances that we will be able to avoid losses due to cyber-attacks or information security breaches in the future.

Our financial condition and results of operations could be adversely affected by public health epidemics, including the recent and ongoing coronavirus outbreak.

A novel strain of coronavirus has been rapidly spreading across the globe, including in the United States. Any outbreak of contagious disease such as the coronavirus or other adverse public health developments could have a material and adverse effect on our business operations. Such adverse effects could include quarantines, disruptions of or restrictions on our ability and/or the ability of our vendors personnel to travel or conduct normal business activities, as well as closures of our facilities or the facilities of our collaborators for an indefinite period of time (including shutdowns that may be requested or mandated by governmental authorities). Any temporary closures of facilities would likely affect our development efforts and operating results, and any disruption to the operations of our vendors would likely impact our development efforts and operating results. The extent to which the coronavirus may impact our results will depend on future developments, which are highly uncertain and cannot be predicted, and on new information that may emerge concerning the severity of the coronavirus. However, current predictions suggest that the impact of sustained business closures and quarantines resulting from the coronavirus on the global economy will be severe, and this may have a material adverse effect on our business.

Account performance may prevent the receipt of any benefit.

If your Account does not go to zero you will see no benefit. The investment performance of your Account directly impacts whether your Account will be reduced to zero and thus whether any Benefit Amounts will be paid. If you comply with the terms of your Contract and your Account is not reduced to zero no Benefit Amounts will be paid, and you will not receive a refund of the Fees you have paid.

There may be tax consequences associated with the Contract.

You should consult a tax advisor before purchasing a Certificate. See “Federal Income Tax,” below for further discussion of tax issues relating to the Contract.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking” statements that are intended to enhance the reader’s ability to assess our future financial and business performance. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments, and contain words and phrases such as “may,” “expects,” “should,” “believes,” “anticipates,” “estimates,” “intends” or similar expressions. In addition, statements that refer to our future financial performance, anticipated growth and trends in our business and in our industry and other characterizations of future events or circumstances are forward-looking statements. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different.

Consequently, such forward-looking statements should be regarded solely as our current plans, estimates and beliefs with respect to, among other things, future events and financial performance. Except as required under the federal securities laws, we do not intend, and do not undertake, any obligation to update any forward-looking statements to reflect future events or circumstances after the date of such statements.

The forward-looking statements include, among other things, the factors discussed under “Risk Factors” and those listed below:

•

effects of fluctuations in interest rates, including a prolonged low interest rate environment, a rapidly rising interest rate environment, or a flat or inverted yield curve, as well as management’s ability to anticipate and timely respond to any such fluctuations;

•	general economic, market or business conditions, including economic downturns or other adverse conditions in the global and domestic capital and credit markets;

•

changes in laws or regulations, or their interpretation, including those that could increase our business costs, reserve levels and required capital levels, or that could restrict the manner in which we do business and produce sales, including uncertainty related to:

•

the Tax Cuts and Jobs Act of 2017 (the “2017 Tax Act”), which brought significant changes to the U.S. tax code and may negatively impact the determination of insurance tax reserves, the reinsurance market, the calculation of risk-based capital (RBC), our competitors and the Financial Firms;

•	financial regulation reform, particularly the status of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and

•

the evolving and potentially conflicting standard of care requirements applicable to the sale of our Contracts, including requirements from the Securities and Exchange Commission (the “SEC”), the National Association of Insurance Commissioners (the “NAIC”), and the legislatures and regulators of multiple states;

•

effects of catastrophic events, both natural and man-made, that could adversely affect our operations and results, including impacts to claims and mortality experience, investment portfolio performance, and business operations;

•	effects of significant corporate refinance activity;

•	our ability to successfully execute on our strategies;

•	accuracy and adequacy of recorded reserves, including the actuarial and other assumptions upon which those reserves are established, adjusted and maintained;

•	deviations from assumptions used in setting prices for annuity products or establishing cash flow testing reserves;

•	significant changes in projected future cash flows underlying the value of our intangible assets, including projections of future sales and profitability;

•	continued viability of our products under various economic, regulatory and other conditions;

•	market pricing and competitive trends related to annuity products and services, especially if well-capitalized new entrants enter the insurance industry;

•	retention of key personnel and business partners;

•	financial strength or credit ratings changes, particularly ours but also of other companies in our industry sector;

•	our ability to maintain adequate telecommunications, information technology, or other operational systems;

•	our ability to prevent or timely detect and remediate any unauthorized access to or disclosure of customer information and other sensitive business data;

•	availability and cost of capital and financing;

•	the availability and cost of reinsurance coverage, should we pursue reinsurance;

•	our ability to implement effective risk management policies and procedures; and

•	initiation of regulatory investigations or litigation against us and the results of any regulatory proceedings.

You should review carefully the section captioned “Risk Factors” in this prospectus for a complete discussion of the material risks of purchasing a Contract.

FIXED CONTINGENT DEFERRED ANNUITY CONTRACT

Overview

The Contract provides coverage against the loss of income taken as withdrawals from your Account. That occurs if the value of the Account is reduced to zero as defined by the conditions specified in the Contract and described in this prospectus. Should that occur, we then pay the Benefit Amount for the Annuitant’s lifetime. Should there be value in the Account at the time of the Annuitant’s death (if no Covered Event has occurred), no payments shall be made.

The Contracts may be appropriate for persons concerned that the person to be named as Annuitant may outlive the income intended to support such individual. The Annuitant usually is the Contract owner or the person for whose benefit a custodial account or trust is maintained. The Contracts are only offered to provide coverage to Annuitant’s who are at least age 45 on the Issue Date of the Contract.

The Contracts may not be appropriate for persons with an impaired life expectancy or who otherwise do not expect to outlive the assets held in their Accounts.

The Benefit Amount we pay each Income Year will equal the Income Amount in effect when the Covered Event occurs. On the Exercise Date, we determine the initial Income Amount. The Exercise Date is the date of your first withdrawal from the Account after the Vesting Period. We require you take your first withdrawal from the Account no later than the Annuitant’s 95th birthday. You may elect to not begin to take withdrawals (and establish your initial Income Base and Income Amount) before that date.

The Vesting Period ends upon the later of the Annuitant’s 65th birthday or two years measured from the Issue Date of the Contract. The earliest you may take a withdrawal from your Account and not have it be treated as an Excess Withdrawal is after the Vesting Period ends. If you make contributions into your Account after the Issue Date, there is a two year Vesting Period in relation to each such contribution, measured from the date of each contribution. A Contribution that has been maintained in your Account for at least its Vesting Period is an Eligible Contribution.

The initial Income Amount is determined by applying a guaranteed income percentage of 5% to the Income Base as of the Exercise Date. On the Exercise Date, the Income Base is the higher of the value of the Account or the Account’s value on the Contract’s Issue Date, adjusted by any Eligible Contributions or Excess Withdrawals. This means that if you do not make any Eligible Contributions or Excess Withdrawals, either before or after the Exercise Date, your Income Amount cannot be less than 5% of the value of your Account on the Issue Date of your Contract, irrespective of the performance of the investments in your Account. Your Account’s value on the Exercise Date will be effected by the fees assessed by your Financial Firm and our Fee from the Issue Date up to and including the Exercise Date.

Eligible Contributions and Excess Withdrawals result in adjustments to the Income Base and, as a result, to the Income Amount. We describe the impact of such adjustments in this prospectus; see Impact of Excess Withdrawals on the Income Base and Eligible Contributions. Adding this protection does not affect your right to withdraw funds from your Account at any time, or dictate the size of any withdrawal. However, the amount and timing of your withdrawals may have an impact on your Income Amount and therefore on the Benefit Amount if a Covered Event occurs.

This Contract is provided in relation to an Account you have established at a Financial Firm that you have engaged as an investment adviser. We and the Financial Firm agree to investment guidelines and risk parameters that may be used for Accounts in relation to which we are willing to issue Contracts.

Your Financial Firm will have one or more model portfolios it makes available to clients that are acceptable to us. These model portfolios are available to clients of such Financial Firms whether or not they purchase our Contract. Often these model portfolios will have been established before we agree to make the Contract available to clients of your Financial Firm. Pursuant to your advisor’s fiduciary duty to act in your best interest, you and your advisor may have already decided before any consideration of whether you should apply for our Contract that you should be invested in one of the model portfolios that we come to determine is acceptable for use with our Contract.

The mix of investments that you may hold in your Account in accordance with the investment guidelines and risk parameters of a model portfolio is not necessarily the same as any other client of your Financial Firm that uses that model portfolio. . These model portfolios also vary from Financial Firm to Financial Firm.

Our underwriting process for determining whether a model portfolio is acceptable focuss on whether the investments are in a well diversified mix of Exchange Traded Funds (ETFs) and mutual funds. Our aggregate target allocation for investments pursuant to the model portfolios is currently a mix of 60% equities and 40% fixed income. Our process seeks to align our risk appetite in relation to our risks in offering the Contracts with your risk appetite in providing income for life through the investments held in your Account. Our choices of acceptable model portfolios are one of the tools we use to mitigate our risk of having to pay Benefit Amounts to the Annuitant. As such, our interest in maximizing the probability that your Account will provide you with cash flow for the duration of your life is aligned with your own.

We may terminate your Contract if you or your Financial Firm invest the assets in your Account outside of the agreed upon investment guidelines and risk parameters and you don’t remedy this situation in the Cure Period.

We rely on your Financial Firm to provide us with certain information about your Account. Should you elect bank drafting for paying our Fee, we rely on your Financial Firm to provide us the information we need to determine the amount to be drafted from your bank account. That is the information we need to administer the Contract and determine our liability, for which we must maintain required reserves and surplus. We also rely on your Financial Firm to properly assess and forward our Fee for this protection. We may terminate the Contract as of the date your Financial Firm fails to provide timely and accurate information about your Account or properly assess and forward our Fee.

Given the role of your Financial Firm in investing your assets, providing us necessary information and assessing our Fees, you need to understand that the continuation of the Contract depends on your Financial Firm’s ongoing participation in its agreement with us.

Your Contract Fee and the fee for the investment advisory services provided by your Financial Firm are not treated as withdrawals from your Account. However, you may have other fees deducted from your Account for items like IRA custodial fees, if applicable, or fees for other administrative services provided by your Financial Firm. The amount deducted from your Account to pay such fees will not be treated as a withdrawal for purposes of your Contract.

After the Exercise Date, you are not required to take any further withdrawals or to take withdrawals of any particular amount. However, the Income Amount in any Income Year is not increased if you take withdrawals of less than the Income Amount in prior Income Years.

The better the investment performance of your Account before the Exercise Date, the higher the Income Base and therefore the higher the initial Income Amount. Conversely, to the extent that the investment performance of your Account before the Exercise Date is poorer than expected, the Income Base and therefore the initial Income Amount may be lower than you hoped or expected. However, if you do not make any Excess Withdrawals before the Exercise Date, the Contract provides that your initial Income Base will not be less than your Account’s value on the Issue Date plus the value of any then Eligible Contributions, irrespective of the investment performance of your Account.

You may elect to wait a number of years to take your first withdrawal from your Account, in the hope that market performance will increase your Account’s value at the Exercise Date. That provides the possibility of obtaining a higher Income Base and, as a result, a higher Income Amount.

Free Look Right

Purchasers have the right to cancel and return a Contract purchased within 30 days after receipt, or longer if required by law. A purchaser may return a Contract for any reason, after which we will return any amounts paid. Contracts may be returned by delivering or mailing the Contract to our administrative office at 2 Corporate Drive, Suite 760, Shelton, Connecticut 06484.

Eligible Purchasers

We are offering this Contract only in United States’ jurisdictions in which we are a licensed insurance company and in which we have obtained any required regulatory approvals. We are offering this Contract only in relation to Accounts held at Financial Firms with which we have an agreement. Contracts may be established in connection with both existing and new Accounts.

We are offering this Contract in relation to Accounts that, for income tax purposes, are considered to be “non-qualified”, as well as Accounts that are designed to qualify as individual retirement accounts (“IRAs”) or Roth IRAs (these are types of “qualified” retirement plans). Non-qualified accounts are not maintained or established pursuant to any individual or employment-related retirement plan.

Owners of Contracts to be used in relation to non-qualified Accounts may be a single natural person, a married couple or an entity such as a trust acting as agent for a natural person. Owners of IRA or Roth IRA Accounts usually will be custodial accounts maintained for such purposes at the Financial Firm and held for the benefit of the named IRA or Roth IRA participant. We make no representations or guarantees as to whether such Accounts are established and maintained in accordance with all relevant laws and regulations applicable to IRAs and/or Roth IRAs. When a Contract is owned in conjunction with an IRA or Roth IRA, the custodial account (or sometimes a trust) must own the Contract. In all cases, we require the ownership designation of the Contract to match the ownership designation of your Account.

Annuitant Designations

Unless the Account is owned by an entity, the Annuitant must be the Owner of the Contract or one of the joint owners of the Contract when owned by a married couple. For Contracts purchased by an IRA or Roth IRA, the Annuitant will be the IRA participant. In each case, the Annuitant must be the person for whose benefit the Account is maintained when the Account is a custodial account or trust. Note that we pay any Benefit Amounts due after a Covered Event to an account for the benefit of the Annuitant, who is the person upon whose continued life we will make payments should a Covered Event occur.

Underwriting Requirements

We have certain restrictions and limitations as to the issuance of a Contract. These include, but are not limited to:

•	The Annuitant must be at least 45 years old and not more than 85 as of the Issue Date.

•	The Account’s value must not be more than $10,000,000.00 as of the Issue Date. We have no minimum Account value requirement.

•	The Account must be at a Financial Firm which has an effective operating agreement with us.

•	The Account must be invested in accordance with the investment guidelines agreed to by your Financial Firm and us.

Purchasing a Contract

You must complete and sign our application in order to request a Contract. As part of the application, you will need to identify your Financial Firm, your financial advisor and your Account number for the Account in relation to which you are seeking protection. Note that while you may have multiple Accounts at your Financial Firm, we will only issue a Contract in relation to all the assets in one Account. We do not issue Contracts in relation to a portion of your Account’s value. If you wish to obtain protection on more than one Account, you must apply for a Contract separately for each such Account.

Given that Excess Withdrawals have a negative impact on future benefits, you should discuss with your financial advisor whether you should maintain a portion of your assets outside the Account in order to meet: (a) expenses until your expected Exercise Date; and (b) unexpected expenses on and after the Exercise Date. The application for a Contract includes an authorization you provide for your Financial Firm to provide us with the information we need to establish and administer your Contract, as well as an authorization for your Financial Firm to assess your Account the Fees for this protection on a periodic basis. We will not issue a Contract if you do not provide such authorizations. You may elect at any time to have our Fee withdrawn periodically from a bank account you designate.

Issuing a Contract

If an applicant meets our underwriting requirements, we will issue a Contract. Wherever permitted, we will issue Contracts electronically. In any case, you may request a printed copy of your Contract at any time.

Fees

The annual Fee associated with the Contract is 0.55% of the value of your Account, paid in arrears. The Fee is withdrawn from an Account quarterly. We pro-rate the Fee due for the period between the Issue Date and the date the first Fee is assessed. We also pro-rate the Fee for the period between the end of the prior calendar quarter and the date your Contract ends if your Contract terminates.

You may elect bank drafting for paying the Fees. You may make such an election at any time. You also may change the bank and/or the account from which funds will be withdrawn to pay the Fee. You also may terminate bank drafting and have the Fee assessed against your Account at any time. You may obtain the forms we require for such elections from our website or by providing notice to us in the manner described in your Contract.

Your Contract Fee and the fee for the investment advisory services provided by your Financial Firm are not treated as withdrawals from your Account. However, you may have other fees deducted from your Account for items like IRA custodial fees, if applicable, or fees for other administrative services provided by your Financial Firm. The amount deducted from your Account to pay such fees will not be treated as a withdrawal for purposes of your Contract.

After the Covered Event we will deliver payments electronically to an account for the benefit of the Annuitant at the financial institution that you designate. We reserve the right to reduce each payment by a $20.00 payment processing fee if an alternate form of delivery is elected.

We have the right to recover from you or your estate any accrued but unpaid Fees if this Contract terminates before the Covered Event.

Benefit

The Contract shall provide ongoing payments for the Annuitant’s life if a Covered Event occurs. That happens if and when the value of your Account goes to zero for reasons other than an Excess Withdrawal. We will provide such payments if your Contract is then in effect, if there is no legal impediment at such time for our providing the payments, and you have provided us with the information we need to make such payments.

We may require proof that the Annuitant is alive from time-to-time. We may pursue recovery of any amounts paid after the Annuitant’s death from you or the Annuitant’s estate.

We make these payments to an account for the benefit of the Annuitant.

Benefit if the Covered Event Occurs

As of the date of the Covered Event, we begin payments of the Benefit Amount each Benefit Year for the Annuitant’s lifetime. In the Income Year the Covered Event occurs the Benefit Amount is the Income Amount at the time of the Covered Event minus any withdrawals in that Income Year. In subsequent Income Years, the Benefit Amount we pay each Income Year for the Annuitant’s lifetime equals the Income Amount in effect when the Covered Event happens. We pay Benefit Amounts monthly.

Income Base

We determine the Income Base. It is the higher of:

(a)	the value of your Account on your Contract’s Issue Date plus any Eligible Contributions and less the proportional impact of Excess Withdrawals; or

(b)	the value of your Account on the Exercise Date reduced by the value of any contributions to your Account that have not vested and the impact of any Excess Withdrawals.

Income Amount

The Income Amount is determined by applying the guaranteed income percentage of 5% to the then current Income Base. You are not required to take the Income Amount in any Income Year. Any portion of the Income Amount you do not take in an Income Year remains in your Account and does not increase the Income Amount in subsequent Income Years.

The Income Amount is the guaranteed amount you may withdraw in each Income Year without reducing future benefits. The initial Income Amount is determined on the Exercise Date.

Excess Withdrawals

Any withdrawal during the Vesting Period is an Excess Withdrawal. Any amount withdrawn on or after the end of the Vesting Period that exceeds the Income Amount for the Income Year in which that withdrawal occurs is an Excess Withdrawal. An Excess Withdrawal that reduces your Account’s value to zero results in termination of your Contract.

Impact of Excess Withdrawals on the Income Base

An Excess Withdrawal reduces the Income Base by the ratio of the Excess Withdrawal to the value of your Account as of the date of the Excess Withdrawal, after any other withdrawal taken on the same date. The smaller the Account’s value at the time of an Excess Withdrawal the greater impact on the Income Base such Excess Withdrawal will have. This is because the Excess Withdrawal will be a higher proportion of your Account’s value. See Hypothetical #5 below for an example showing the impact of an Excess Withdrawal.

Required Minimum Distributions

During an Income Year, with respect to a Contract issued to an entity established as an IRA or Roth IRA, you may withdraw from your Account an amount necessary to avoid a penalty under the Code’s provisions regarding required minimum distributions (generally distributions required to be taken from certain IRAs starting at age 72

(or 70-1⁄2 if you reached age 70-1⁄2 before January 1, 2020)). The amount you withdraw may exceed your Income Amount for that Income Year. We will not treat the amount which exceeds the Income Amount for the then current Income Year as an Excess Withdrawal to the extent that amount was needed to meet the required minimum distribution amount based solely on the value of your Account.

Eligible Contributions

Contributions into your Account after the Issue Date may increase your Income Base, but only if they are Eligible Contributions. We treat contributions as Eligible Contributions when they have satisfied the Vesting Period.

Contributions that become Eligible Contributions before the Exercise Date increase your initial Income Base as calculated on the Exercise Date, and, as a result, your initial Income Amount (see the Income Base section, above). Eligible Contributions increase your Income Base dollar-for-dollar and thereby increase the Income Amount by 5% of the value of such Eligible Contributions. See Hypothetical #6 below.

Contribution Limit

We may limit the total value of your Eligible Contributions. The limit is determined to be your Account’s value on the Issue Date plus the value of all Eligible Contributions. The limit is $10,000,000.00.

Termination

Your Contract may terminate for the following reasons:

1.	You or your Financial Firm breach the investment guidelines and risk parameters for the model portfolio applicable to those circumstances your Account, and this breach is not cured in the Cure Period.

2.	Our agreement with your Financial Firm ends and you do not or cannot transfer your Account to another financial firm with which we have an operating agreement.

3.	Your Financial Firm fails to provide us with the information we need in order to administer your Contract or fails to assess and forward our Fees.

4.	Should you elect to pay the Fee using bank drafting, and you do not provide us the information we need to successfully complete such withdrawals from the account at your bank.

5.	The ownership designation of your Account is changed to a designation we cannot accept as an ownership designation for the Contract.

6.	You elect to terminate your Contract.

7	Your Contract terminates as of the date of the Annuitant’s death.

Examples

The following are hypothetical examples designed to help you understand how a Contract might perform in relation to your Account and choices you might make, such as making additional contributions to your Account or taking withdrawals. The hypotheticals below do not contemplate every possible combination of events and are included for illustrative purposes only. No representation regarding the performance of an Account is intended.

HYPOTHETICAL 1 – Account’s value on Exercise Date exceeds Issue Date value; Covered Event Occurs
Annuitant age on the Issue Date	58
Account’s value on the Issue Date	$100,000
Minimum Income Amount	$5,000 per year
Annuitant age on the Exercise Date	65
Account’s value on the Exercise Date	$200,000
Income Amount on the Exercise Date	$10,000 per year

Annuitant age when the Covered Event Occurs	83
Benefit Amount	$10,000 per year
Annuitant age at Death	95
Number of years the Benefit was paid	12
Total Benefit paid	$120,000

*

The minimum Income Amount shown in this example is the minimum initial Income Amount if there are no Eligible Contributions or Excess Withdrawals before the Exercise Date – the date of the first withdrawal after the Contract’s Vesting Period.

The above hypothetical shows a situation in which a Covered Event has occurred and the value of the Account on the Exercise Date exceeds the value of the Account as of the Issue Date of the Contract. In this hypothetical, the Benefit Amount received by the Annuitant would be $10,000 per year which is 5% of the Account’s value on the Exercise Date. As the Annuitant survived for twelve years following the occurrence of the Covered Event, the total Benefit Amount paid by us under the Contract would be $120,000.

HYPOTHETICAL 2 – Annuitant dies with value remaining in the Account
Annuitant age on the Issue Date	62
Account’s value on the Issue Date	$100,000
Minimum Income Amount	$5,000 per year
Annuitant age on the Exercise Date	70
Account’s value on the Exercise Date	$200,000
Income Amount on the Exercise Date	$10,000 per year
Annuitant age at Death	83
Account’s remaining value at wealth Management Firm	$62,500

Total Benefit paid	$0

The above hypothetical shows a situation in which no Covered Event occurs because the Annuitant died prior to the reduction of the Account to zero. Because no Covered Event occurred prior to the Annuitant’s death, no Benefit Amounts are paid under this hypothetical.

HYPOTHETICAL 3 – Account’s value on Exercise Date is below that on the Issue Date
Annuitant age on the Issue Date	62
Account’s value on the Issue Date	$100,000
Minimum Income Amount	$5,000 per year
Annuitant age on the Exercise Date	70
Account’s value on the Exercise Date	$90,000
Income Amount on the Exercise Date	$5,000 per year

HYPOTHETICAL 3 – Account’s value on Exercise Date is below that on the Issue Date

Annuitant age when the Covered Event Occurs	85
Benefit Amount	$5,000 per year
Annuitant age at Death	92
Number of years the Benefit was paid	7
Total Benefit paid	$35,000

The above hypothetical shows a situation in which a Covered Event has occurred and the value of the Account on the Exercise Date is less than the value of the Account as of the Issue Date of the Contract. In this hypothetical, the Benefit Amount received by the Annuitant would be $5,000 per year which is 5% of the Account’s value on the Issue Date, as that is the greater amount as opposed to the value as of the Exercise Date. As the Annuitant survived for seven years following the occurrence of the Covered Event, the total Benefit Amount paid by us under the Contract would be $35,000.

HYPOTHETICAL 4 – Excess Withdrawal during Vesting Period
Annuitant age on the Issue Date	62
Account’s value on the Issue Date	$100,000
Minimum Income Amount	$5,000 per year
Excess Withdrawal is taken at age 64, before the end of the Vesting Period
Account’s value at the time of the Excess Withdrawal	$120,000
Excess Withdrawal Amount	$12,000 (10%)
New Minimum Income Amount (reduced proportionally by 10%)	$4,500 per year
Account’s value on the Exercise Date at age 65	$95,000
Income Amount on the Exercise Date (adjusted for Excess Withdrawal)	$4,500 per year

Annuitant age when the Covered Event Occurs	86
Benefit Amount	$4,500 per year
Annuitant age at Death	92
Number of years the Benefit was paid	6
Total Benefit paid	$27,000

The above hypothetical shows a situation in which an Excess Withdrawal was made during the Vesting Period. This Excess Withdrawal causes the Minimum Income Amount to be recalculated based on the Account value at the time of the Excess Withdrawal. As such, the revised Minimum Income Amount is $4,500 (reflecting the 10% reduction due to the 10% Excess Withdrawal). Given that the Annuitant survives the hypothetical Covered Event in the above example by six years, this would result in a total Benefit Amount payment of $27,000 by us under the Contract.

HYPOTHETICAL 5 – Excess Withdrawal after the Exercise Date
Annuitant age on the Issue Date	62
Account’s value on the Issue Date	$100,000
Minimum Income Amount	$5,000 per year
Annuitant age on the Exercise Date	65
Account’s value on the Exercise Date	$125,000
Income Amount on the Exercise Date	$6,250

HYPOTHETICAL 5 – Excess Withdrawal after the Exercise Date
Excess Withdrawal is taken at age 73, after the end of the Vesting Period
Account’s value at the time of the Excess Withdrawal	$135,000
Total Withdrawal Amount	$10,000
Excess Withdrawal Amount (reduces Income Amount proportionally)	$3,750 (3%)
Account’s value (after Excess Withdrawal)	$125,000
New Income Amount (adjusted for Excess Withdrawal)	$6,062.50 per year

Annuitant age when the Covered Event Occurs	84
Benefit Amount	$6,062.50 per year
Annuitant age at Death	89
Number of years the Benefit was paid	5
Total Benefit paid	$30,312.50

The above hypothetical shows a situation in which an Excess Withdrawal is taken following the end of the Vesting Period. In this example, the Income Amount on the Exercise date of $6,250 exceeds the Income Amount calculated as of the Issue Date. However, The Excess Withdrawal of 3% following the Exercise Date results in a decrease of the Income Amount (which would be based upon the amount calculated as of the Exercise Date) by that 3%, for a new Income Amount of $6,062.50 per year. As in this example the Annuitant survives the Covered event by five years, we would pay a total benefit of $30,312.50 under the Contract.

HYPOTHETICAL 6 – Contribution to the Account after the Exercise Date
Annuitant age on the Issue Date	62
Account’s value on the Issue Date	$100,000
Minimum Income Amount	$5,000 per year
Annuitant age on the Exercise Date	70
Account’s value on the Exercise Date	$200,000
Income Amount on the Exercise Date	$10,000 per year
Additional contribution is made at age 69
Additional Contribution amount	$300,000
Age when the Additional Contribution becomes an Eligible Contribution	71
Minimum Income Amount from the Additional Contribution at age 71	$15,000 per year
New Income Amount at age 71	$25,000 per year

Annuitant age when the Covered Event Occurs	83
Benefit Amount	$25,000 per year
Annuitant age at Death	90
Number of years the Benefit was paid	7
Total Benefit paid	$175,000

The above hypothetical shows a situation in which an additional contribution is made after the Exercise Date. This additional contribution results in a recalculation of the Income Amount two years from the date of the additional contribution, which increases the Income Amount from $10,000 per year to $25,000 per year. As this hypothetical Annuitant survives a Covered Event by seven years, we would pay a total benefit of $175,000 under the Contract.

Investment Guidelines and Risk Profiles

The Contract we are offering differs from most annuity offerings in that the protection we provide is in relation to an Account you maintain at a Financial Firm that is wholly independent from us. We are not a party to your relationship with the Financial Firm, and we do not directly or indirectly manage your Account. However, we do require that your Account be managed in accordance with certain investment guidelines and risk profiles developed and administered by your Financial Firm. These are guidelines we accept for any clients of the Financial Firm that wish to purchase a Contract. We will continue your Contract only if your Account is managed in accordance with such investment guidelines and risk profiles.

The guidelines may include requirements as to what percentage of the Account is to be invested in various asset classes, such as domestic or foreign equities, fixed income securities, and cash. These guidelines may also include requirements and limitations as to the types of investments within such asset classes, such as what portion of the investments in an asset class may be in the stock or bonds of any one issuer, how much may be in mutual funds, unit investment trusts, or exchange traded funds, what ratings are acceptable for fixed income instruments, etc. While our agreement with your Financial Firm may delineate acceptable or unacceptable types of assets for use in your Account, we do not delineate specific assets in which you may or may not invest.

There may be a number of different risk profiles we have agreed to as acceptable for use with your Account.

Your Financial Firm has a fiduciary obligation to manage your Account in your best interest and in accordance with your investment goals and risk tolerance. For most clients of a Financial Firm nearing or in retirement who are concerned that their income will be adequate to last a lifetime, the investment guidelines and risk tolerances that are being applied in the management of their account already will be within the investment guidelines and risk tolerances that we require in relation to the Contract, and that, as a result, the election of this Annuity will have no impact on how their Account is invested.

As your circumstances change, your Financial Firm may determine that it is in your best interest to maintain your assets in a different risk profile which has different investment guidelines. Such a change will not affect your Contract as long as the newly selected risk profile is among those to which we have agreed to make available for a Contract.

We may determine that your Account is not invested within the parameters of an agreed upon risk profile and its investment guidelines. This may be due to investment changes resulting from changes to your Account’s investment allocations. Such investment changes might be initiated by your financial advisor or by you. It also could result from a failure to act if market performance results in one or more of the assets in your Account becoming a larger percentage of your Account than permissible under the guidelines. Should such a breach of the guidelines occur, whatever the reason, we expect that your Financial Firm will work with your specific financial advisor and/or with you to cure the situation. However, if we determine that a breach has not been cured, we will inform you and your Financial Firm promptly that we expect the breach to be cured within the Cure Periods. Our notice about this to you will be electronic, unless you have elected to receive paper notices from us. We have the right to terminate your Contract if any such breach of the investment guidelines and risk profiles is not cured in the Cure Period.

We and your Financial Firm may agree to changes in the acceptable risk profiles and investment guidelines for newly issued Contracts. Such acceptable risk profiles and investment guidelines are designed to protect your Account from potential market volatility and to limit the likelihood that a Covered Event may occur. It is possible that your Financial Firm could seek to make changes to all the previously agreed upon risk profiles and investment guidelines. Should your Financial Firm proceed to change your Account investments such that they violate the agreed upon risk profiles and investment guidelines, we have the right to terminate your Contract.

Termination of our Agreement with your Financial Firm

It is possible that, at some time before a Covered Event, our agreement with your Financial Firm may end. We will notify you of the termination of our agreement and you have 30 days from the date of such notice to transfer your Account to a different Financial Firm that has an agreement with us to continue your Contract. If your Account is not moved to a different Financial Firm within such 30-day period, your Contract will be terminated as of the end of the notice period. If our agreement with your Financial Firm ends before a Covered Event, you may not be able to transfer your Account and continue your Contract (see “Portability” below). If such a transfer is not possible or if we are not informed in accordance with our requirements of your election to continue your Contract in relation to your Account at a new Financial Firm with which we have an agreement, we will terminate your Contract.

If a Covered Event has occurred and we are paying Benefit Amounts, the ending of our agreement with your Financial Firm has no impact on our continuing obligation to pay such Benefit Amounts.

Portability

If you move your Account to a Financial Firm with which we have an agreement in relation to this type of Contract, you may continue your Contract. Such transfer will not affect your Contract or any of your Contract’s features, such as the Vesting Period for the Contract or any contribution to your Account, the Income Base or the, Income Amount.

The ownership and Annuitant designations of your Contract as of the date you close your Account at your prior Financial Firm both must be the same on the date you open your Account at your new Financial Firm. Also, we need to be informed by you or, on your behalf, your new Financial Firm that you are electing to continue your Contract in relation to the Account at the new Financial Firm. We must receive notice of your election to do so on or before the date you close your Account at your Financial Firm. The opening of your Account and your election to continue the Contract at the new Financial Firm must be completed within thirty days of closing your Account at your Financial Firm.

There are consequences to your Contract if the dollar value of your Account as of the date you open your Account at your new Financial Firm differs from the dollar value of your Account as of the date you close your Account at your prior Financial Firm, as follows:

a.

If the dollar value at the new Financial Firm is higher, we will treat the increase as a contribution to your Account, and a Vesting Period will apply to that contribution as it would to any other contribution to your Account.

b.	If the dollar value at the new Financial Firm is lower, we will treat the decrease as a withdrawal, which will have the same impact on your Income Amount and Benefit Amount as any other withdrawal.

If you do wish your Contract to continue after transferring your Account to a new Financial Firm, you and your Account must comply with the terms of our agreement with your new Financial Firm, a form of which is filed as an exhibit hereto. The transfer of your Account to a new Financial Firm will have no effect on the Issue Date of your Contract or on the calculation of the Income Base or Income Amount.

We cannot guarantee that at the time you wish to transfer your Account we will have an agreement in effect regarding this type of Contract with any other financial firm, that any financial firm with which we have an agreement will be willing to have you as its client or that you will find such other financial firm acceptable. If you transfer your Account to a financial firm with which we do not have an agreement, we will terminate your Contract.

A situation could arise, such as the termination of our agreement with your Financial Firm, where you would need to transfer your Account to a different financial firm in order to continue your Contract. We will notify you if this occurs. Our notice to you will include either a list of financial firms with which we have an operating agreement or a link to such a list, depending on whether you have elected electronic or paper communications. Again, we cannot guarantee that at such time we will have an agreement in effect regarding this type of Contract with any other financial firm, that any financial firm with which we have an agreement will be willing to have you as its client or which you find acceptable. Should continuation of your Account at your existing Financial Firm no longer be possible and a transfer of your Account to a different financial firm not be acceptable to you or be possible, for whatever reason, we will terminate your Contract.

Delivery of Payments

After the Covered Event we will deliver payments electronically to an account for the benefit of the Annuitant at the financial institution that you designate. We reserve the right to reduce each payment by a $20.00 payment processing fee if an alternate form of delivery is elected. Payments will be made monthly.

Recovery of Payment Amounts

We reserve the right to recover from you and/or the Annuitant’s estate an amount equal to any payments we made after the death of the Annuitant.

Age

The minimum age of the Annuitant for purchase of a Contract is 45. The maximum age of the Annuitant for purchase of a Contract is 85. We may require proof of the Annuitant’s age at any time.

Misstatement of Age

If the Annuitant’s age has been misstated: (a) we will adjust the Contract to what it would have been had we been provided the correct age as of the Issue Date; (b) we will recover all payments made in error if the Covered Event has occurred; and (c) we will adjust any other provision as needed to conform to the facts.

Electronic Delivery of Documents

Wherever permitted, we will provide the Contract and any reports electronically; however, you may elect to receive paper documents and reports. Information distributed through electronic means will comply with SEC guidance and the intended recipients will receive equivalent information as they would have received in paper form.

Death of the Owner

If the Owner who is the Annuitant dies, the Contract ends. If an Account owner who is not the Annuitant dies, we require that the ownership designation of your Contract be changed to match the change to the ownership of your Account resulting from such death. Upon death of the Annuitant assets in the Account remain with your Financial Firm, and the inheritance of those assets is determined in accordance with any arrangements you have made for inheritance of the Account.

Our Right to Amend the Contract

The Contract is intended to be treated as an annuity under the Code and is not intended to affect the treatment of your Account under the Code. The provisions of this Contract are to be interpreted to maintain such treatments. If needed to maintain such treatments, we may amend your Contract. We will send you a copy of any such amendment. You must inform us in a form designated by us in the notice of the amendment if you refuse to accept such amendment. Any such refusal may result in adverse tax consequences. We also may amend your Contract to add or modify provisions required by any applicable state insurance department, legislation, judicial decree or regulatory order.

Non-Participating

The Contracts do not represent ownership interests in Merit; therefore, neither you nor the Annuitant share in the Company’s profit or surplus.

Distribution of the Contracts

We have engaged INTE Securities, LLC (“INTE”) to act as principal underwriter for the distribution of the Contracts. Some of our administrative office personnel who may sell these Contracts to clients of the Financial Firms may be registered representatives of the principal underwriter. INTE is organized as a corporation under Florida law. We compensate INTE for acting in this role.

INTE is registered as a broker-dealer under federal law with the SEC under the Securities Exchange Act of 1934, as amended, as well as with the securities commissions of the states in which it operates. It is a member of the Financial Industry Regulatory Authority (“FINRA”). More information about INTE is available through FINRA as www.finra.org or by calling 800-289-9999.

We do not compensate any Financial Firm or any of their personnel, including the financial advisors who work directly with clients, or any affiliate of a Financial Firm or any representatives of such affiliates, for making available Contracts and educating clients about the Contracts. We may compensate Financial Firms and other business partners for their role in administering Contracts, including: (a) providing us with the information we need to administer the Contracts; and (b) assessing our periodic Fees and forwarding them to us. Such compensation may include both a flat amount and a percentage of the value of the applicable Accounts.

Financial Strength

One important criterion state insurance departments use to assess the financial strength of the companies they regulate are risk-based capital (“RBC”) ratios. These measure the relationship of an insurer’s capital to the risks inherent in the types of liabilities it incurs based on the types of insurance on its books. When such ratios fall below regulatorily stipulated levels, that provides an indication to insurance departments that an insurer in that circumstance may require enhanced regulatory review and, possibly, intervention.

Merit was purchased from its prior owners on December 31, 2019. Our RBC ratio as of December 31, 2019 reflects our capital in relation to the legacy policies on our books that we inherited from our prior owners. Going forward, we expect our RBC ratio will relate primarily to the liabilities created by the sale of the Contracts. We will strive to maintain strong RBC ratios primarily through additions to capital from future earnings.

In addition, we have been provided a capital maintenance agreement (“CMA”) by 777 Partners, LLC (“777”). 777 is a large, diversified investment firm, which owns 37.5% of the economic interest in Brickell, the ultimate parent of Merit. The CMA commits 777 to provide capital needed to maintain Merit’s RBC/CAL (company action level) ratio at 350%. Risk-Based Capital is the amount of statutory equity required to support the business of Merit, and is principally a function of four factors: (i) the quality of the assets invested to support insurance and annuity reserves; (ii) the mortality and other insurance-related risks; (iii) the interest-rate risk resulting from potential mismatching of assets and liability durations; and (iv) general business risks. Maintaining our RBC/CAL ratio at 350% is in excess of the required RBC/CAL ratio mandated by the state insurance departments in the states in which we do business.

Administration of the Contracts

We have entered into agreements with Financial Firms to provide the information we need to issue and administer the Contracts and collect our Fees. We also may have agreements with certain vendors that provide us with software support and programs that enable us to administer the Contracts. We compensate such vendors for their services.

Group Contracts

We may issue the protection described in this Prospectus pursuant to a group contract. If that is the case, we issue you a certificate outlining your rights and obligations as a certificate holder under the group contract rather than as an owner of an individual contract. Those rights and obligations are the same as those applicable to owners under an individual contract. Should the group contract be terminated for any reason, we will stop enrolling group members as new purchasers.

Notice to Us

Any required notice to us must be received at our Administrative Office – 2 Corporate Drive, Suite 760, Shelton, CT, 06484. We may accept written or electronic notice, which may be via the Internet or over the telephone.Our email address is customerservice@meritlifegroup.com. You also may contact us through our website –http://meritlifegroup.com. Notices must meet our applicable requirements, which includes the information we need to carry out the transaction requested and sufficient information to verify your identity.

Change of Designation and Transfer

You may not change the Annuitant designation of a Contract.

We require that the ownership designation of your Contract be changed to match any change to the ownership designation of your Account. However, we retain the right to terminate your Contract if such changed ownership designation does not meet our underwriting requirements or would violate applicable law or regulations.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of U.S. Federal income tax implications of the Contracts. It is based on our interpretation of current law and regulations. This discussion does not cover every possible situation or circumstance. In addition, we are not providing any discussion of potential tax implications under applicable state, local or other jurisdiction’s income tax laws. We are not providing any discussion of potential consequences of gift, estate or inheritance tax laws or any other potential tax consequences. Actual tax consequences depend on your particular circumstances. We also do not address the tax implications of your Account.

We can give no assurance that the Internal Revenue Service (“IRS”) will agree, whether now or in the future, with our interpretations of the income tax implications of the Contracts or the effect, if any, of the Contracts on the tax treatment of your Account. We can give no assurance that any court will agree with our interpretations or any interpretation provided by your Financial Firm should any such interpretation be challenged by the IRS.

Tax laws, regulations and interpretations may change over time and affect the tax treatment of your Contract and/or your Account.

You should consult your own qualified tax advisor regarding potential tax implications of owning a Contract in your particular circumstances.

We intend to treat Contracts as annuity contracts under Federal income tax law. We believe we are in compliance with the requirements for such treatment.

Federal tax law may be interpreted by the IRS to require that some benefit amount be paid once the Annuitant reaches a certain age for the Contract to be considered an annuity. Since we require that you take your first withdrawal not later than the Annuitant’s 95th birthday, we believe we are in compliance with such an interpretation.

The tax treatment of a Contract and certain transactions in relation to the Contract depend on whether the Contract is issued in conjunction with a “non-qualified” or a “qualified” Account. A non-qualified Account is one that is not being held as part of a tax preferred retirement plan such as Individual Retirement Account (“IRA”), a Roth IRA, a 403(b) plan, a 457 plan, a 401(k), etc. We issue Contracts in conjunction with non-qualified Accounts and in conjunction with IRAs and Roth IRAs.

As to Contracts established in conjunction with non-qualified Accounts:

•	We treat your Contract as separate and apart from your Account for income tax purposes.

•

Your Contract must be owned by you, you and your spouse, or an entity, such as a trust, acting as agent for a natural person. We do not opine on whether an entity owner will be considered by the IRS to acting as agent for a natural person.

•

We expect the fact of there being a Contract held in conjunction with your Account will not have any impact on the tax treatment of your Account or the treatment of any distributions, redemptions, dividends, dispositions of assets, holding periods or other potential transaction in or from your Account.

•	We expect that amounts taken from your Account to pay our Fees will be treated for income tax purposes the same as any other redemption or withdrawal from such Account.

•

We intend to report Benefit Amounts paid pursuant to Contracts held in conjunction with non-qualified Accounts as subject to annuity “exclusionary rules”. These rules treat a portion of each Benefit Amount payment as a return of the tax basis in the Contract (until all such tax basis is returned). That portion considered a return of tax basis is called the “exclusionary amount” and is treated as non-taxable. Your total tax basis in your Contract would be the sum of all Fees paid for the Contract. The portion of each Benefit Amount above the exclusionary amount will be reported as ordinary income. Once all the tax basis has been returned, the entire amount of each Benefit Amount will be reported as ordinary income.

As to Contracts issued in conjunction with qualified Accounts:

•

We consider your Contract to be held by the entity established as an IRA or Roth IRA. We will rely on the representations of your Financial Firm that such entity qualifies as an IRA or Roth IRA. We are not responsible for administering such entity in a fashion that complies with the requirements for an IRA or Roth IRA.

•	We expect that our Fees taken from your Account will not be treated as distributions from your IRA or Roth IRA for tax purposes.

•	Any amounts you withdraw to meet required minimum distributions for your Account will not be treated as Excess Withdrawals.

•	We expect to report all Benefit Amounts for Contracts issued in conjunction with qualified Accounts as ordinary income.

•

We cannot guarantee that any Financial Firm or other financial institution acting as trustee or custodian for the IRA trust or custodial account holding your Contract will continue to be able and/or willing to act in such role while your Contract is in effect. This may be the case if and when we begin to pay Benefit Amounts. Should you want or need to transfer your Contract held in an IRA or Roth IRA trust or custodial account to a different IRA or Roth IRA trust or custodial account in a manner that does not trigger then current taxation, such transfer should be accomplished pursuant to the law and the regulations of the Internal Revenue Service in effect at the time of the transfer. Currently, transfers that do not trigger a taxable event are either a “trustee-to-trustee” transfer or a rollover where your Contract is transferred to you and you transfer it to a new applicable trust or custodial account within a 60-day period.

Should you elect to use bank drafting to pay our Fee, the amounts you pay may be treated as contributions to your IRA or Roth IRA. If so, such contributions would be subject to rules as to your eligibility to make contributions at that time, and to the annual limits on contributions.

Seek Tax Advice

The above description of federal income tax consequences of the different types of arrangements which may be covered by a Contract offered by this prospectus is only a brief summary meant to alert you to the issues and is not intended as tax advice. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. Any person considering the purchase of a Contract in connection with an arrangement described above should first consult a qualified tax advisor, with regard to the suitability of the Contract for such arrangement.

OTHER TAX MATTERS

Medicare Tax

Distributions from nonqualified annuity contracts will be considered “investment income” for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or the entire taxable portion of distributions (e.g., earnings) from a Contract to individuals whose income exceeds certain threshold amounts ($200,000 for filing single, $250,000 for married filing jointly and $125,000 for married filing separately). We are required to report distributions made from nonqualified annuity policies as being potentially subject to this tax. While distributions from Qualified Accounts are not subject to the tax, such distributions may be includable in income for purposes of determining whether certain Medicare Tax thresholds have been met. Please consult a tax advisor for more information.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax advisor with respect to legislative developments and their effect on the Contract. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

MANAGEMENTS DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Merit is a life and health insurance company and is licensed in 45 states, the District of Columbia, and the U.S. Virgin Islands. Merit was redomesticated to Texas from Indiana on January 28, 2019.

Merit was purchased by Brickell Insurance Holdings, LLC (“Brickell”) from Springleaf Finance Corporation in a transaction that closed on December 31, 2019. Brickell was formed in December 2018 by 777 for the purpose of making investments in insurance carriers. 777 is a diversified financial services holding company with a core focus on long term investments in the insurance industry. Leadenhall Capital Partners LLP (“Leadenhall), a $5.5 billion assets under management United Kingdom investment manager wholly focused on investments in insurance linked strategies, is a co-investor in Brickell. Steven W. Pasko, co-founder and co-managing partner at 777, is the sole managing member of Brickell through MTCP LLC, and is thus the controlling shareholder of Merit. See Organization Chart on page 34 for more detail on our ownership structure.

Prior to the purchase of Merit by Brickell, the ultimate parent company of Springleaf Finance Corporation, OneMain Holdings, Inc. (“OMH”), transitioned the underwriting of products sold through the OMH branch network from Merit to an affiliate of OMH. Due to this transition, Merit ceased writing new business in jurisdictions and the business in Merit at the time of its purchase by Brickell was in run-off. As part of the acquisition of Merit by Brickell, most of the business in run-off was reinsured pursuant to the Reinsurance and Transfer Agreements described below under Business, 2019 Stock Purchase Agreement and Related Agreements. There are a few group annuity contracts in run-off that were issued or assumed by the Company from American International Group, Inc. which remain with the Company. These are described below under Business, Our Product.

Additionally, in connection with the acquisition of Merit by Brickell, 777 entered into a Capital Maintenance Agreement with Merit. The Capital Maintenance Agreement provided by 777 stipulates that 777 will provide capital to Merit to ensure that its Risk Based Capital / Company Action Level ratio is at least 350%.

Our primary business going forward will be the issuance and administration of the Contracts. The Contracts provide income protection on wealth management accounts and provide income protection for life. Merit does not pay commissions. The fee for the Contracts is a fixed percentage of the value of the client’s Account at the Financial Firm and is assessed quarterly. This fee is fixed for the life of the Contract.

Financial Position as of and for the years ended December 31, 2019 and 2018

All financial information presented in this Form S-1 has been prepared in accordance with Statutory Accounting Principles (“SAP”) developed by the National Association of Insurance Commissioners and adopted by the Texas Department of Insurance. These accounting principles differ somewhat from GAAP, which are designed to measure a business on a going-concern basis. GAAP gives consideration to matching of revenue and expenses and, as a result, certain insurer expenses are capitalized when incurred and then amortized over the life of the associated policies. The valuation of assets and liabilities under GAAP is based in part upon best estimate assumptions made by the insurer. Stockholders’ equity under GAAP represents both amounts currently available and amounts expected to emerge over the life of the business. As a result, the values for assets, liabilities and equity reflected in financial statements prepared in accordance with GAAP may be different from those reflected in financial statements prepared under SAP.

Admitted Assets ($000s)
	2019	2018	change
Investments
Bonds, at amortized cost	$46,175	$323,251	$(277,076)
Preferred Stocks	0	3,535	(3,535)
Common Stocks	3,994	496	3,498
Cash and Short term investments	5,972	16,740	(10,768)
Contract Loans	0	954	(954)
Other Invested Assets	0	3,252	(3,252)
Receivable for Securities	0	123	(123)

Total Cash and Investments	56,141	348,351	(292,210)
Investment Income due and accrued	400	2,431	(2,031)
Uncollected premiums and agents balance	0	24	(24)
Deferred premiums and agent’s balances	0	150	(150)
Other amounts receivable under reinsurance contracts	2	7	(5)
Deferred Tax Asset	219	0	219
Guaranty Funds receivable or on deposit	425	448	(23)
Aggregate write ins for other than invested assets	1,761	25	1,736

Total Assets	$58,948	$351,436	$(292,488)

Liabilities, Surplus and Other Funds
Aggregate reserve for Life Contracts	$28,084	$94,509	$(66,425)
Aggregate reserve for Accident and Health Contracts	0	127,479	(127,479)
Life Contract claims	5,110	2,556	2,554
Accident and Health Contract Claims	0	3,504	(3,504)
Provision for policyholder dividends	0	12	(12)
Premiums and annuity considerations received in advance	0	131	(131)
Other reinsurance payable	674	719	(45)
Interest Maintenance Reserve	109	15,894	(15,785)
General expenses due and accrued	0	150	(150)
Taxes licenses and fees due and accrued	97	(375)	472
Current Federal income Taxes	1,562	3,270	(1,708)
Net Deferred Tax Liability	0	1,705	(1,705)
Unearned Investment Income	0	65	(65)
Remittances and Items not allocated	0	6	(6)
Asset Valuation Reserve	529	2,099	(1,570)
Payable to parent subsidiaries and affiliates	0	2,266	(2,266)
Aggregate write in for liabilities	2,589	3,345	(756)

Total liabilities	38,754	257,335	(218,591)

Common Capital Stock	2,500	2,500	0
Gross Paid in and Contributed Surplus	16,568	4,951	11,617
Unassigned funds	1,126	86,650	(86,524)

Surplus	17,694	91,601	(73,907)
Capital and Surplus	20,194	94,101	(73,907)

Liabilities, Capital and Surplus	$58,948	$351,436	$(292,488)

Assets

At December 31, 2019, we had total net admitted assets of $58.9 million compared to total net admitted assets at December 31, 2018 of $351.4 million, a decrease of $292.5 million. This decrease was largely due to the reinsurance of Merit’s legacy book of business in connection with the purchase of Merit by Brickell.

Invested Assets

Invested assets decreased by $292.2 million as of December 31, 2019, due to a pre-sale dividend of $140.0 million to Springleaf Finance Corporation paid in 2019 and the transfer of cash and invested assets of $136.4 million to Triton Insurance Company (“Triton”) and American Health and Life Insurance Company (“AHL”) for reinsurance premium on a pool of accident and health and life reserves that were insured directly by Merit in 2018. Such reinsurance was negotiated by Springleaf Finance Corporation as a condition of the sale of Merit. Merit expects to commence accepting applications for the Contracts in 2020 and believes that this will generate positive cash flow for its operations.

Investment Income Due and Accrued

Investment income due and accrued decreased by $2.0 million as of December 31, 2019, resulting from a significantly lower base of investable assets in the second half of 2019, the result of the two transactions more fully described under the caption “Invested Assets”.

Deferred Tax Asset

The deferred tax assets (net of valuation allowance) was $0.2 million at December 31, 2019 compared to a deferred tax liability balance of $1.7 million at December 31, 2018.

Liabilities

Aggregate Reserve for Life Contracts and Life Contract Claims

The $63.9 million reduction in these two liability accounts at December 31, 2019 is primarily due to the reinsurance ceded to Triton and AHL in connection with the acquisition of Merit by Brickell. Such amounts ceded aggregated $33.1 million. The balance of the decrease is related to paid claims activity occurring in 2019.

Aggregate Reserve for Accident and Health Contracts and Accident and Health Contract Claims

The $131.0 million reduction in these two liability accounts at December 31, 2019 is primarily due to the reinsurance ceded to Triton and AHL. Such amounts ceded aggregated $102.4 million. The balance of the decrease is related to paid claims activity occurring in 2019.

Interest Maintenance Reserve

The reduction in the Interest Maintenance Reserve account (“IMR”) primarily relates to a $15.8 million reduction resulting from the reinsurance ceded to Triton and AHL in connection with the acquisition of Merit by Brickell. In addition, $1 million of losses were transferred to the IMR.

Payable to parent, subsidiaries and affiliates

The payable balance decreased $2.3 million at December 31, 2019 to a zero balance, as Merit resolved all intercompany transactions with it former affiliates prior to the sale to Brickell effective December 31, 2019.

Results of Operations

Merit’s operating results for the years ended December 31, 2019 and 2018 were as follows ($000s):

	2019	2018	Change
Premiums	($179,250)	($20,507)	($158,743)
Net Investment Income	6,055	12,616	(6,561)
Other Income	14,791	1,608	13,183
Commission and expense allowances	13,013	(91)	13,104
Operating Deductions	(182,801)	(70,765)	(112,036)

Net Gain from Operations	37,410	64,391	(26,981)
Dividends to Policyholders	0	12	(12)
Taxes	13,649	10,487	(3,162)

Net Gain from Operations before Realized Capital Losses	23,761	53,892	(30,131)
Realized Capital Gains (Losses)	(123)	(558)	435

Net Income	$23,638	$53,334	($29,697)

Premiums decreased by $158.7 million year over year primarily due to the reinsurance cession of loss reserves to AHL and Trion. Premiums ceded as a result of the transaction were $176.9 million. In aggregate the transaction impacted the following accounts by the following amounts in the accompanying statements of operations:

Line	Increase (Decrease)
Premiums	($176.9) million
Change in Aggregate Reserves	($176.9) million
Amortization of the Interest Maintenance Reserve	$14.6 million
Commissions and expense allowances	$10.2 million
Net Effect on Operations (increase)	$24.8 million

Investment income was reduced by $6.6 million year over year, as the cash flow impact of the reinsurance cession reduced the amount of investable assets. The initial reinsurance transaction was completed on April 1, 2019.

Liquidity and Capital Resources

Merit’s cash flow for the years ended December 31, 2019 and 2018 were as follows ($000s):

	2019	2018	Change
Premiums Received	($22,300)	($20,651)	($1,649)
Net Investment Income Received	7,571	14,342	(6,771)
Miscellaneous Income	(68)	0	(68)
Total	(14,797)	(6,309)	(8,488)
Benefits Paid	11,901	45,794	(33,893)
Operating Expenses	(89)	(16,144)	(16,055)
Federal Income Taxes Paid	13,354	14,323	(2,211)

Net Cash from Operations	(39,963)	(50,272)	10,309
Proceeds from Investments	173,079	130,618	42,461
Cost of Investments	1,562	36,589	(35,027)
Capital and paid in Surplus	2,502	0	(2,502)
Dividends to Stockholders	140,000	36,500	(103,500)
Other, Net	(4,824)	(5,874)	1,050

Net Change in Cash and Short-Term Investments	($10,767)	$1,383	($12,150)

Cash Flows

Operating cash flows improved by $10.3 million for the 2019 year as compared to 2018, due primarily to lower benefits paid offset by less investment income received. Net cash from investments improved by $77.5 million for the 2019 year as compared to 2018. This decrease was due primarily to less benefit payments.

Cash from Financing and Miscellaneous decreased $100.0 million in 2019 as compared to 2018 primarily as a result of an increase in dividends returned to owners of $103.5 million, offset by an $2.5 million contribution to the capital of Merit in 2019. Substantially all the capital contributed to Merit was made on December 31, 2019 by Brickell, its new owner.

Liquidity

Merit expects to be writing annuity business by the fourth quarter of 2020, at which point it expects that the premium and fee cash flows will largely offset it production expenses. Merit also maintains sufficient operating cash to provide for expenses while it begins its underwriting.

As part of the Form A approval process with the Texas Insurance Department, Brickell agreed to not request any dividends from Merit for a period of three years. During 2019, the prior owners withdrew extraordinary dividends of $140.0 million with the prior approval of the Texas Insurance Department as noted above.

Financial Position as of and for the Periods ended June 30, 2020 and June 30, 2019

Merit’s financial position at June 30, 2020 and 2019 is as follows ($000s):

Admitted Assets (Unaudited)	June 30	June 30
	2020	2019	Change
Investments
Bonds, at amortized cost	$42,142	$44,691	$(2,549)
Common stocks	1,781	496	1,285
Cash and short-term investments	3,549	150,650	(147,101)
Other invested assets	444	—	444
Receivable for Securities	3,119	—	3,119

Total cash and investments	$51,035	$195,837	$(144,802)
Investment income due and Accrued	407	419	(12)
Other amounts receivable under reinsurance contracts	—	9	(9)
Deferred tax asset, Net	161	—	161
Guaranty funds receivable or on deposit	455	500	(45)
Receivables from parent	7,647	233	7,414
Aggregate write ins for other than invested assets	102	233	(131)

Total Assets	$59,807	$197,231	$(137,424)

Liabilities, Surplus and Other Funds
Aggregate reserve for life contracts	$27,039	$33,871	$(6,832)
Life Contract claims	4,703	—	4,703
Other reinsurance payable	615	634	(19)
Interest maintenance reserve	104	197	(93)
General Expenses due and accrued	1,256	51	1,205
Taxes licenses and fees due and accrued	97	139	(42)
Current federal income Taxes	—	3,046	(3,046)
Net deferred tax liability	—	6,460	(6,460)
Unearned investment income	—	175	(175)
Asset valuation reserve	410	324	86
Payable to parent and affiliates	215	53	162
Aggregate write in for liabilities	2,488	2,180	308

Total liabilities	36,927	47,130	(10,203)

Common capital stock	2,500	2,500	—
Gross paid in and contributed surplus	24,134	4,951	19,071
Unassigned funds	(3,754)	142,650	(146,292)

Surplus	20,380	147,601	(127,221)
Capital and surplus	22,880	150,101	(127,221)

Total liabilities, capital and surplus	$59,807	$197,231	$(137,424)

Assets

Invested Assets

The invested assets decreased by $144.8 million as of June 30, 2020, due to a pre-sale dividend of $140.0 million in the third quarter 2019 to Springleaf Finance Corporation Merit expects to commence underwriting operations in the fourth quarter 2020 and believes that the commencement of underwriting operations will generate cash flow for its operations.

Receivable from Parent

On July 31, 2020 Brickell made a $7.6 million capital contribution to the Company, which was accrued as a receivable at June 30, 2020 and disclosed as a recognized subsequent event in the Company’s statutory financial statements.

Receivable for Securities

On June 30, Merit sold two securities to Brickell, the trades settled in July. Thus, the proceeds from the sale of $3.1 million were received after June 30, 2020 and was recorded as a Receivable for Securities.

Liabilities

Aggregate Reserve for Life Contracts and Life Contract Claims

There was a $2.1 million reduction in these two liability accounts at June 30, 2020 as compared to June 30, 2019. Merit retained a small amount of these reserves on the acquired balance sheet. The decrease is primarily due to the run-off of the closed blocks of annuities.

General Expenses Due and Accrued Merit is in the process of setting up operations to begin selling its contingent deferred annuity product, as a result general and administrative expenses have increased compared to 2019. The increase in the liability corresponds to the increase in these expenses as well as the timing of the payments.

Equity

Capital and Surplus was reduced by $127.2 million due to $140.0 million in dividends paid by One Main in the second half of 2019 offset in part by capital contributed by the new business owners of $11.6. million.

Results of Operations

Merit’s operating results were as follows ($000s):

	Six Months Ended June 30, Unaudited
	2020	2019	Change
Premiums	$—	($179,250)	179,250
Net investment income	812	4,654	(3,842)
Other income	5	14,705	(14,700)
Commission and expense allowances on reinsurance ceded	—	10,180	(10,180)
Commission and general insurance expenses	2,613	85	2,528
Operating deductions	463	(184,388)	184,851

Net (loss) gain from operations	(2,259)	$34,592	$(36,851)
Taxes	—	6,249	(6,249)

	Six Months Ended June 30, Unaudited
	2020	2019	Change
Net (Loss) gain from operations before realized capital losses	(2,259)	28,343	(30,602)
Realized capital (losses) gains	(1,971)	323	(2,294)

Net (loss) income	$(4,230)	$28,666	$(32,896)

Negative premium as of June 30, 2019 is primarily due to the reinsurance cession of loss reserves to AHL and Triton. Premiums ceded as a result of the transaction were $176.9 million. In the aggregate the transaction impacted the following accounts and amounts in the statements of operations:

Line	Increase (Decrease)
Premiums	($176.9) million
Change in Aggregate Reserves	($176.9) million
Amortization of the Interest Maintenance Reserve	$14.6 million
Commissions and expense allowances	$10.2 million
Net Effect on Operations (increase)	$24.8 million

During both periods the Company was in run-off. As noted above, Merit expects to commence underwriting operations in the fourth quarter 2020.

Investment income was reduced by $3.8 million year over year, as the cash flow impact of the reinsurance cession reduced the amount of investable assets (the initial reinsurance transaction was completed on April 1, 2019).

General Insurance Expense allowances increased year over year due to Merit initiating its new business plan and building its operations. In 2019, aside from transactions with affiliates the company was in run-off, and expenses charged to the business were not significant.

Merit’s operating results 2020 were as follows ($000s):

	Three Months Ended,
	Unaudited	Unaudited
	June 30, 2020	March 31, 2020	Change
Premiums	$—	$—	$—
Net investment income	398	414	(16)
Other income	2	3	(1)
Commission and general insurance expenses	1,481	1,132	349
Operating deductions	785	(322)	1,107

Net Loss from operations	(1,866)	(393)	(1,473)
Taxes	94	(94)	(188)

Net loss from operations before realized capital losses	(1,960)	(299)	(1,661)
Realized capital losses	(1,971)	—	(1,971)

Net loss	$(3,931)	$(299)	$(3,632)

General Insurance Expenses increased from March 31, 2020 to June 30, 2020 due to the implementation of the Merit business plan and build out of its operations.

As noted above, the Company sold two securities in the second quarter resulting in a realized loss.

Cash Flow and Liquidity

Merit’s cash flow for the six months ended June 30, 2020 and 2019 were as follows ($000s):

	Six Months Ended June 30,
	Unaudited	Unaudited
	2020	2019	Change
Premiums recieved	$—	$(22,300)	$22,300
Net investment income received	808	6,176	(5,368)
Miscellaneous income	—	(33)	33
Total	808	(16,157)	16,965
Benefits paid	1,972	9,789	(7,817)
Operating expenses	1,387	(251)	1,638
Federal income taxes paid	1,562	5,700	(4,138)

Net cash used in operations	(4,113)	(31,395)	27,282
Proceeds from investments	7,135	169,624	(162,489)
Cost of investments	7,135	1,565	5,570
Capital and paid in surplus	(261)	—	(261)
Decrease in policy loans	0	955	(955)
Other, Net	1,951	(3,709)	5,660

Net change in cash and short-term investments	(2,423)	133,910	(136,333)

Cash Flows

Operating cash flows improved by $27.3 million year to date 2020 as compared to the same period in the prior year.

Net cash proceeds from investments decreased by $168.1 million year to date June 30, 2020 as compared to the prior year. In 2019 it was predominately due to the transfer of cash and invested assets of $136.4 million to AHL and Triton for reinsurance premium as noted above. Such reinsurance was negotiated by Springleaf Finance Corporation as a condition of the sale of Merit. Merit expects to commence accepting applications for the Contracts in the fourth quarter of 2020 and believes that this will generate cash flow for its operations.

Off Balance Sheet Arrangements

The Company and 777 Partners LLC (777) entered into a capital maintenance agreement, whereby 777 will maintain the Company’s “total adjusted capital” in an amount at least equal to 350% of the Company’s “company-action-level risk-based capital” as those terms are defined in the insurance laws of the State of Texas.

High Yield Financing, High Risk Investments and Other Unusual Transactions

Merit does not have transactions, arrangements or other relationships with entities or other persons that are reasonably likely to materially impact liquidity, or the availability of or the requirements to maintain capital resources.

BUSINESS

Our History

Merit Life Insurance Co. was founded and incorporated as a stock company in Evansville, Indiana in 1957 to write credit life, credit disability, term life and disability income insurance. Brickell Insurance Holdings LLC (“Brickell”) purchased Merit from Springleaf Finance Corporation, the predecessor parent company to Merit, on December 31, 2019 for the purpose of offering lifetime income guarantees. Initially the type of guarantees to be offered will be the Contracts.

The Company is licensed in 45 states, the District of Columbia and the US Virgin Islands and is rated investment grade [●] by AM Best. Brickell is a diversified insurance holding company. In the future we may pursue licenses in those states in which we are not licensed today.

As described below, substantially all of the Company’s business prior to December 31, 2019 was reinsured out of the Company as part of our purchase by Brickell.

Our Structure

*	MTCP LLC is a Florida vehicle holding investments for Steven W. Pasko.
**	The Leadenhall investment vehicles are managed by Leadenhall Capital Partners LLP.

2019 Stock Purchase Agreement and Related Agreements

In accordance with the terms of and subject to the conditions set forth in the Stock Purchase Agreement dated as of March 7, 2019 by and among Brickell Insurance Holdings, LLC and Springleaf Financial Corporation (“Springleaf”) (the “Stock Purchase Agreement”) pursuant to which Brickell acquired the Company from Springleaf, Springleaf took a number of actions (collectively, the “Reinsurance and Transfer Arrangements”). First, effective on or prior to the closing of the Stock Purchase Agreement, Springleaf caused Merit to enter into reinsurance agreements (the “Reinsurance Agreements”) with respect to all insurance policies and all certificates or other evidence of coverage that were written by the Merit on or prior to the closing of the Stock Purchase Agreement, with the exception of the Group Annuities Closed Block referenced below, with American Health and Life Insurance Company (“AHL”) and Triton Insurance Company (“Triton”), each a Texas-domiciled insurance company and affiliate of Springleaf. In addition, simultaneously with its entry into the Reinsurance Agreements, Merit entered into related administrative services agreements with each of AHL and Triton, pursuant to which each such company will assume the administration of all such policies ceded to it under the applicable Reinsurance Agreement (the “Administrative Services Agreements”). Prior to the Closing, each of AHL and Triton entered into trust agreements (the “Trust Agreements”) with a third-party trustee whereby AHL and Triton, as grantors, deposited assets with such trustee for the benefit of the Company in order to secure the grantors’ obligations to the Company under the Reinsurance Agreements.

Merit retains liabilities pertaining to a block of in-force group annuity contracts (the “Group Annuities Closed Block”) issued or assumed by the Company from American International Group, Inc.

Our Product

Our initial product will be made available only to clients of Financial Firms registered as investment advisors.

We expect most of the clients that will be interested in the lifetime guarantees we offer will be pre-retirees starting at age 45 and retirees up to age 85.

The client’s assets will continue to be managed by her or his advisor at the Financial Firm. The only amount to be paid for our product is a quarterly Fee assessed as a percentage of the value of any Account in conjunction with which we are providing the guarantee. The Financial Firms will deduct the Fee on our behalf and forward it to us. This Fee is separate and apart from any fee the Financial Firm charges for its services to its clients.

We will not compensate the Financial Firms or their advisors in connection with their client’s election to purchase the Contract. You may transfer your Account covered by a Contract from one Financial Firm with which we have a relationship to another Financial Firm with which we have a relationship without effecting our obligations to you under the Contract.

Our Contract is designed to address the same risk that is addressed by a rider to deferred variable and deferred fixed index annuities. This rider is known as a guaranteed lifetime withdrawal benefit. The risk this rider addresses is the risk of outliving the income stream provided by withdrawals from an account. Our guarantee is similar to guaranteed lifetime withdrawal benefits in that the insurance company only has to provide income payments if and when the person(s) upon whose life the benefit is based – an annuitant – outlives an income stream drawn from the applicable assets. In the case of guaranteed lifetime withdrawal benefits, those assets are held by an insurance company as the account value of a deferred annuity. In the case of the Contract, the assets are those of the client’s account at his or her Financial Firm.

Our product creates a risk for us in connection with the investment performance of each client’s wealth management account. The risk is that, if the investment performance of the Account is lower than that assumed in our pricing, the assets in Accounts will be depleted by regular income distributions faster than assumed and we will have to pay more in claims as a result. In order to reduce that risk, we will enter into an agreement with each Financial Firm as to which of that Financial Firm’s model investment portfolios may be used in relation with our guarantee. We do not dictate or recommend to the Financial Firms how client assets should be invested within the parameters of these model portfolios. We expect most of the investments to be in investment companies – mutual funds, exchange traded funds (commonly referred to as “ETFs”) or other types of investment companies. Both we and the Financial Firms will monitor the activity in the clients’ accounts to ensure compliance with the parameters of the model portfolios.

We expect there will be some variations in our product to comply with differing laws, regulations and regulatory interpretations in the jurisdictions in which we offer the Contract.

We are engaging INTE to act as principal underwriter for the distribution of this security. This firm is independent from us.

As reflected in the statutory financial information included in this prospectus, most of the liabilities of the Company incurred before December 31, 2019 have been reinsured on a 100% coinsurance basis. The Group Annuities Closed Block remains with the Company. An independent insurance company has been engaged to provide administrative services in relation to the Group Annuities Closed Block.

Financial Strength

One important criterion state insurance departments use to assess the financial strength of the companies they regulate are risk-based capital (“RBC”) ratios. These measure the relationship of an insurer’s capital to the risks inherent in the types of liabilities it incurs based on the types of insurance on its books. When such ratios fall below regulatorily stipulated levels, that provides an indication to insurance departments that an insurer in that circumstance may require enhanced regulatory review and, possibly, intervention.

Merit was purchased from its prior owners on December 31, 2019. Our RBC ratio as of December 31, 2019 reflects our capital in relation to the legacy policies on our books that we inherited from our prior owners. Going forward, we expect our RBC ratio will relate primarily to the liabilities created by the sale of the Contracts.

We will strive to maintain strong RBC ratios primarily through additions to capital from future earnings.

In addition, we have been provided a capital maintenance agreement (“CMA”) by 777. 777 is a large, diversified investment firm, which owns 37.5% of the economic interest in Brickell, the ultimate parent of Merit. (Security Ownership of Certain Beneficial Owners and Management on page 49 for expected changes to ownership of Merit. This expected change will have no impact on the CMA). This CMA commits 777 to provide capital needed to maintain Merit’s RBC/CAL (company action level) ratio at 350%.

Competition

The Contracts are designed to provide a purchaser income payments for life in the event that his or her investment funds are depleted due to certain Covered Events. We don’t believe there are other products which provide an equivalent alternative to the Contracts. However, there are other products which offer similar features and should be viewed as competitive in a broad sense. For example, purchasers may obtain similar lifetime income payments through purchasing a traditional annuity. Traditional annuities typically provide for a stream of income payments beginning when the annuitant achieves a stated age, and continuing until the death of the annuitant. This income stream is guaranteed to be provided to the annuitant. By contrast, the Contracts provide for such income payments only if a Covered Event occurs. As such, it is possible that an Annuitant of a Contract will not receive any payout on the Contract.

Unlike the Contracts, traditional annuities involve an insurance company managing the underlying assets of an account and paying the annuitants a fixed return. The Contracts allow the purchaser and the applicable Financial Firm to continue to manage the assets upon which the Contract is issued, which affords the purchaser the ability to enjoy any upside investment performance on the Account together with downside protection in the form of the contingent income stream which will be provided in the event that the Account is reduced to zero during the life of the purchaser through covered distributions.

Potential purchasers may also elect not to purchase a Contract to protect their Account from future depletion. In such event, the potential purchaser will not be restricted to maintain the Account with a Financial Firm with which we have a relationship and will not be subject to the investment guidelines which we require of the

Financial Firms with which we work. However, if a potential purchaser does not elect to purchase a Contract, the potential purchaser would not be entitled to any Benefit Amounts which would have been payable under a Contract in the event that the potential purchaser’s Account is reduced to zero.

Employees

The current number of employees is 6.

Legal Proceedings

We are not a party to any material current or pending legal proceedings.

Administrative Platform

We have developed a proprietary platform – the Merit Operating Platform System (“MOPS”) - to support the administration of the Contracts. The MOPS platform allows us to connect with the operating platforms of the Financial Firms with which we partner in order to facilitate the exchange of information needed to support the Contracts. The MOPS platform is cloud-based and resides in a shielded environment that is encrypted to meet mandated security requirements. MOPS has been designed to support the life cycle of the Contracts, from the application process through the payment of Contract benefits. MOPS will also provide all relevant information regarding the status of each purchaser’s Contract back to the Financial Firms for inclusion in the statements and reports that the Financial Firms provide their clients. In addition to providing a positive client experience, MOPS is intended to allow us to obtain and prepare all information necessary for reporting purposes.

Changes in and Disagreements with Accountants

BKD, LLP has been engaged by the Company to act as auditors following the acquisition of the Company by Brickell. PriceWaterhouseCoopers LLP had previously served as the Company’s auditors prior to the acquisition by Brickell.

Regulation

Our business is subject to a number of federal and state laws and regulations. Our operations as a life insurance company are subject to extensive laws and governmental regulations, including administrative determinations, court decisions and similar constraints. The purpose of the laws and regulations affecting our operations is primarily to protect our policyholders. Many of the laws and regulations to which we are subject are regularly re-examined, and existing or future laws and regulations may become more restrictive or otherwise adversely affect our operations. State insurance laws regulate most aspects of our insurance businesses, and we are regulated by the insurance departments of the states in which we sell insurance policies. The National Association of Insurance Commissioners (NAIC) assists the various state insurance regulators in the development, review and implementation of a wide range of financial and other regulations over the insurance industry.

Insurance Regulation

We are licensed to transact business in all states and jurisdictions in which we conduct an insurance business. We are a Texas-domiciled life insurance company licensed to transact business in 45 states (other than Alaska, Vermont, New Hampshire, Massachusetts, and New York) as well as the US Virgin Islands and the District of Columbia. We intend to pursue licenses in all states in which we are not licensed. We are not licensed to transact business in Puerto Rico. State insurance laws regulate many aspects of our business. Such regulation is vested primarily in state agencies having broad administrative and in some instances discretionary power dealing with many aspects of our business, which may include, among other things, required reserve liability levels, permitted classes of investments, transactions among affiliates, marketing practices, advertising, privacy, policy forms, reinsurance reserve requirements, acquisitions, mergers, and capital adequacy, and is concerned primarily with the protection of policyholders and other consumers rather than stockholders. We are subject to financial and market conduct examinations by insurance regulators from our domiciliary states and from other states in which we do business.

State laws and regulations governing the financial condition of insurers apply to Merit, including standards of solvency, risk-based capital requirements, types, quality and concentration of investments, establishment and maintenance of reserves, required methods of accounting, reinsurance and minimum capital and surplus requirements, and the business conduct of insurers, including sales and marketing practices, claim procedures and practices, and policy form content. In addition, state insurance laws require licensing of insurers. State insurance regulators have the power to grant, suspend and revoke licenses to transact business and to impose substantial fines and other penalties.

Financial Review

We are required to file detailed annual and quarterly financial reports with the insurance departments in the states in which we do business, and our business and accounts are subject to examination by such agencies at any time. These examinations generally are conducted under NAIC guidelines. Under the rules of these jurisdictions, insurance companies are examined periodically (generally every three to five years) by one or more of the supervisory agencies on behalf of the states in which they do business.

Market Conduct Regulation

The laws and regulations governing our insurance businesses include numerous provisions governing the marketplace activities of insurers including regulations governing the form and content of disclosures to consumers, advertising, product replacement, sales and underwriting practices, complaint handling, and claims handling. State insurance regulators enforce compliance, in part, through periodic market conduct examinations.

Policy and Contract Reserve Sufficiency

We are required under Texas law to conduct annual analyses of the sufficiency of our life insurance and annuity statutory reserves. In addition, other states in which we are licensed may have certain reserve requirements that differ from those of Texas. In each case, a qualified actuary must submit an opinion each year that states that the aggregate statutory reserves, when considered in light of the assets held with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurer. If such an opinion cannot be provided, the affected insurer must set up additional reserves by moving funds from surplus. We have submitted these opinions without qualification as of December 31, 2019 to applicable insurance regulatory authorities.

Risk-Based Capital (RBC) Requirements

The NAIC has established a standard for assessing the solvency of insurance companies using a formula for determining each insurer’s RBC. The RBC model act provides that life insurance companies must submit an annual RBC report to state regulators reporting their RBC based upon four categories of risk: asset risk, insurance risk, interest rate risk and business risk. For each category, the capital requirement is determined by applying factors to various asset, premium and reserve items, with the factor being higher for those items with greater underlying risk and lower for less risky items. The formula is intended to be used by insurance regulators as an early warning tool to identify under capitalized companies for purposes of initiating further regulatory action. Companies that do not maintain total adjusted risk-based capital in excess of 200% of the company’s authorized control level risk-based capital may be required to take specific actions at the direction of state insurance regulators. At December 31, 2019, Merit had statutory equity in excess of 10 times the Authorized Control Level RBC. Merit believes that its statutory equity is more than sufficient to satisfy its foreseeable financial obligations.

NAIC Ratios

The NAIC is a voluntary association of state insurance commissioners formed to discuss issues and formulate policy with respect to regulation, reporting and accounting of insurance companies. Although the NAIC has no legislative authority and insurance companies are at all times subject to the laws of their respective domiciliary states, and to a lesser extent, other states in which they conduct business, the NAIC is influential in determining the form in which such laws are enacted. Model insurance laws, regulations and guidelines have been promulgated by the NAIC as minimum standards by which state regulatory systems and regulations are measured.

The NAIC also has established a set of 12 financial ratios to assess the financial strength of insurance companies. The key financial ratios of the NAIC’s Insurance Regulatory Information System, or IRIS, which were developed to assist insurance departments in overseeing the financial condition of insurance companies, are reviewed by experienced financial examiners of the NAIC and state insurance departments to select those companies that merit highest priority in the allocation of the regulators’ resources. IRIS identifies these key financial ratios and specifies a range of “unusual values” for each ratio. The NAIC suggests that insurance companies that fall outside the “usual” range in four or more financial ratios are those most likely to require analysis by state regulators. However, according to the NAIC, it may not be unusual for a financially sound company to have several ratios outside the “usual” range. For the year ended December 31, 2019, the Company fell outside of the “usual” range for four of the IRIS ratios. This discrepancy principally resulted from the transactions contemplated in the Stock Purchase Agreement and the Reinsurance and Transfer Agreements which closed on December 31, 2019, including with respect to changes in capital and surplus and net investment income.

Statutory Accounting Principles (SAP)

SAP is a basis of accounting developed by U.S. insurance regulators to monitor and regulate the solvency of insurance companies. In developing SAP, insurance regulators were primarily concerned with evaluating an insurer’s ability to pay all its current and future obligations to policyholders. As a result, statutory accounting focuses on conservatively valuing the assets and liabilities of insurers, generally in accordance with standards specified by the insurer’s domiciliary jurisdiction. Uniform statutory accounting practices are established by the NAIC and generally adopted by regulators in the various U.S. jurisdictions. These accounting principles differ somewhat from GAAP, which are designed to measure a business on a going-concern basis. GAAP gives consideration to matching of revenue and expenses and, as a result, certain insurer expenses are capitalized when incurred and then amortized over the life of the associated policies. The valuation of assets and liabilities under GAAP is based in part upon best estimate assumptions made by the insurer. Stockholders’ equity under GAAP represents both amounts currently available and amounts expected to emerge over the life of the business. As a result, the values for assets, liabilities and equity reflected in financial statements prepared in accordance with GAAP may be different from those reflected in financial statements prepared under SAP.

All of our liabilities prior to December 31, 2019 other than the Group Annuities Closed Block have been reinsured. We are initiating a new business strategy that differs substantially from that previously conducted.

State insurance laws and regulations require us to file with state insurance departments publicly-available quarterly and annual financial statements, prepared in accordance with statutory guidelines that generally follow NAIC uniform standards. State insurance laws require that the annual statutory financial statements be audited by an independent public accountant and that the audited statements be filed with the insurance departments in states where the insurer transacts business.

State Insurance Guaranty Funds Laws

In most states, there is a requirement that life insurers doing business within the state participate in a guaranty association, which is organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the written premium in the state by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover such paid assessments through full or partial premium tax offsets.

Life insurance company insolvencies or failures may result in additional guaranty association assessments against us in the future. At this time, we are not aware of any material liabilities for guaranty fund assessments that apply to us with respect to impaired or insolvent insurers that are currently subject to insolvency proceedings.

Regulation of Investments

We are subject to state laws and regulations that require diversification of its investment portfolios and limit the amount of investments in certain asset categories, such as below-investment grade fixed-income securities, equity real estate, mortgages, other equity investments, foreign investments and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus, and, in most instances, require divestiture.

Federal and State Legislative and Regulatory Changes

From time to time, various regulatory and legislative changes have been proposed for the insurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the NAIC. We are unable to predict whether any of these proposed laws and regulations will be adopted, the form in which any such laws and regulations would be adopted or the effect, if any, these developments would have on our business, financial condition and results of operations.

Other Laws and Regulations

USA Patriot Act and Similar Regulations

The USA Patriot Act of 2001, enacted in response to the terrorist attacks on September 11, 2001, contains anti-money laundering and financial transparency laws and mandates the implementation of various regulations applicable to investment advisors, broker-dealers and other financial services companies, including insurance companies. The Patriot Act seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. The increased obligations of financial institutions to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions, require the implementation and maintenance of internal practices, procedures and controls.

Privacy of Consumer Information

U.S. federal and state laws and regulations require financial institutions, including insurance companies, to protect the security and confidentiality of consumer financial information and to notify consumers about their policies and practices relating to their collection and disclosure of consumer information and their policies relating to protecting the security and confidentiality of that information.

Federal Income Taxation

The U.S. Congress and state and local governments consider from time to time legislation that could increase or change the manner of taxing the products we sell and of calculating the amount of taxes paid by life insurance companies or other corporations. To the extent that any such legislation is enacted in the future, we could be adversely affected.

MANAGEMENT

Directors and Executive Officers of Merit Life Insurance Co.

Name	Age	Title
Robert O’Donnell	51	President, Chief Executive Officer and Director

Steven W. Pasko	71	Director

Catherine Weatherford	65	Independent Director

Daniel L. Gray	65	Independent Director

Corwin Zass	51	Appointed Actuary and Director

Lori Pitta	59	Chief Financial Officer and Treasurer

Gayle Levy	59	Corporate Secretary

N. David Kuperstock	68	Chief Operating Officer

All officers and directors have assumed their positions subsequent to the acquisition of Merit by Brickell on December 31, 2019 and will serve until the next annual meeting of the Merit shareholders.

Directors

We believe our board of directors should be composed of individuals with sophistication and experience in many substantive areas that impact our business. In this regard, we believe experience, qualifications or skills in the following areas are the most important: the life insurance industry; insurance company operations; legal/regulatory matters relating to life insurance companies; marketing; direct distribution and technology. We seek to select individuals who possess the personal and professional qualifications necessary for service on our board.

The following persons currently serve as members of our board of directors.

Robert O’Donnell

Mr. O’Donnell has over 25 years of experience in the life insurance industry. He was the long-time leader of the key strategic differentiating functions at American Skandia, which included his role as Vice President of Product. He continued to lead these efforts for Prudential, upon its acquisition of American Skandia in 2003 which led him to be named President and CEO of its annuity business in 2013. Since Prudential was one of very few major life and annuity firms that did not participate in the U.S. Treasury Department’s Troubled Asset Relief Program (TARP), Mr. O’Donnell’s leadership and contributions enabled Prudential to manage extraordinary growth and thrive during the market correction of 2008 with strength and stability. Under his leadership, Prudential’s annuity sales increased to over $20 Billion per year in annuity product. Mr. O’Donnell was also a member of the board of directors of LIMRA’s Secured Retirement Institute.

12/2019 – Present: Merit Life Insurance Co., President, CEO, and Director

08/2016 – Present: Clear Capital LLC, President and Chief Executive Officer

09/2016 – 12/2017: Prudential Financial, Head of The Center for Next Generation of Growth and Head of Gibraltar Ventures

04/2013 – 09/2016: Prudential Financial, President and Chief Executive Officer of Prudential Annuities

Steven W. Pasko

Steve Pasko co-founded 777 Partners in 2015 as part of the management buyout of SuttonPark Capital from PennantPark. Prior to founding SuttonPark in 2010, he held Managing Director positions at Natixis Capital Markets and Bankers Trust (now part of Deutsche Bank) where he was responsible for asset securitizations, investment banking and interest rate products. Mr. Pasko also held leadership positions pioneering specialty finance at Salomon Brothers and Drexel Burnham Lambert. He has a B.A. in Business Administration from Rutgers College and an M.B.A. from the Wharton School of the University of Pennsylvania.

09/2015 – Present: 777 Partners LLC, Co-Managing Partner

07/2010 – 09/2015: SuttonPark Capital, LLC.

Catherine Weatherford

Catherine Weatherford brings a career of regulatory service including CEO of the NAIC which provides Merit with deep regulatory insight and guidance. Ms. Weatherford is former President and CEO of the Insured Retirement Institute, the leading association for the retirement income industry. She also served as CEO of the National Association of Insurance Commissioners (NAIC). As the longest serving executive at the NAIC, she managed a staff of 450 and was responsible for a budget of $80 million. While at the NAIC, Ms. Weatherford was elected to serve as the Secretary-Treasurer of the National Insurance Producer Registry. In addition, she received numerous national awards and recognitions for providing extensive employee-friendly programs and benefits. She is the first woman to serve as Oklahoma’s Insurance Commissioner, a position she held from 1991 to 1995. She is passionate about educating and empowering women to reach their financial best. In 2016, InvestmentNews selected Ms. Weatherford for its annual Women to Watch list, honoring female financial advisers and industry executives who exemplify the definition of true leaders and role models.

07/2008 – 01/2019: Insured Retirement Institute, Chief Executive Officer

07/1996 – 07/2008: National Association of Insurance Commissioners, Chief Executive Officer

Daniel L. Gray

Mr. Gray has over 44 years of experience in the life insurance industry. He spent 22 years with AXA Equitable where he served, among other roles, as Division President of Midwestern Operations and as SVP Corporate Strategy where he helped with the company’s restructuring and strategic planning during its historic demutualization and IPO. For the last 22 years Mr. Gray has served as the Chairman and CEO of Northstar Companies, Inc. which has been actively engaged in life and reinsurance company M&A and advisory transactions as principal or advisor for the past 12 years. Through transactions related to Northstar, Mr. Gray has established extensive global relationships with Family Offices as well as with the insurance, reinsurance, private banking, investment-banking, private-equity and hedge fund communities. Since 2014 he has devoted a portion of his time to Emerging Markets microinsurance initiatives, having acted as a Senior Advisor to Leapfrog Investments and Women’s World Banking. He has a B.A. from Millikin University in Decatur, IL and also holds a Series 79, Investment Banking Representative designation with FINRA. Currently, Mr. Gray serves on the Board of the Helen Keller International and the Board of the Cancer Research Institute in NYC, while also remaining actively involved with the National Federation of the Blind in Baltimore, MD. Over the years, he has been a frequent guest lecturer at the Fletcher School of Law and Diplomacy at Tufts University.

11/2000 – Present: Northstar Companies, Inc., Founder, Chairman and CEO

4/1976 – 10/1998: AXA Equitable, Division President of Midwestern Operations and Senior Vice President Corporate Strategy

Corwin Zass

Mr. Zass, a credentialed actuary in good standing, is the founder and principal of ARM, an independent member of the BDO Alliance USA since 2006. For 5 years, he served as an executive and chief actuary in a home office setting for a life and annuity carrier prior to leveraging his hands-on insurance operational knowledge to the consulting arena for the last 20 years. Prior to that, he was a senior consulting actuary aiding numerous U.S. and global insurers on product management, capital strategy and management of financial reporting paradigms. His perspective ranges from roles as: chief actuary for $2 Billion asset life/health insurer; appointed actuary to various insurers; auditing actuary for three Top 8 accounting firms; regulating (state) senior actuary on the examination of actuarial balance sheets of four Top 30 insurance companies; and consulting actuary.

07/2007 – Present: Actuarial Risk Management, Ltd., Founder and Principal

Executive Officers

Merit’s management team consists of seasoned, successful and now integrated business, product, technical and product distribution professionals. Although new to Merit, the team was built on management who were successful in related fields and could provide their individual business experience to build and round-out the management team responsible for our product development and go-to-market strategy and execution. Set forth below is biographical information for our executive officers (except for Mr. O’Donnell and Mr. Zass, whose biographical information is set forth above):

Lori Pitta

Ms. Pitta has over 30 years of experience in the insurance industry in a public accounting firm focused on insurance industry clients and then for three different insurance companies. She brings extensive knowledge of statutory and GAAP insurance accounting as well as operations and internal controls. She earned an M.B.A from Pace University with a concentration in Accounting.

09/2020 – Present – Merit Life Insurance Co., Chief Financial Officer

06/2020 – Present – Merit Life Insurance Co., Treasurer

08/2017 – 06/2020 – AmTrust Financial Services, Inc. Vice President – Finance

10/2005 - 06/2017 – Assured Guarranty, Controller

N. David Kuperstock

Mr. Kuperstock has nearly 40 years of experience working in the insurance industry. He is a former Vice President at Prudential Annuities, and has also worked in Prudential’s life insurance and international businesses in both legal and product innovation roles. In addition, David is a named inventor on a number of industry patents. David received his A.B. from the University of Chicago, and a JD from the DePaul University College of Law.

12/2019 – Present: Merit Life Insurance Co., Chief Operating Officer

11/2017 – Present: Clear Capital LLC, Regulatory Advisor

12/2014 – 11/2017: Retired

01/2010 – 12/2014: Prudential Financial, Vice President, Innovations (Annuities, domestic and international life insurance)

Gayle P. Levy

Gayle Levy joined Brickell in 2019 as General Counsel and Chief Compliance Officer for the insurance vertical. Ms. Levy serves as Corporate Secretary for Merit Life Insurance Co. and as Senior Counsel for 777 Partners LLC. Ms. Levy has over 30 years of experience in the regulatory and corporate aspects of insurance industry transactions. Ms. Levy was previously a partner in the corporate insurance practice of several prominent international law firms, including Dewey Ballantine, Edwards Angell, and Dentons, and was General Counsel of Companion Property and Casualty Insurance Company which was acquired by Enstar (US) Inc. Ms. Levy earned undergraduate degrees from both the College of Arts and Sciences and the Wharton School at the University of Pennsylvania, and a J.D. from the University of Chicago Law School.

03/2020 – Present: Merit Life Insurance Co., Secretary

09/2019 – Present: Brickell Insurance Holdings LLC, General Counsel and Chief Compliance Officer

05/2019 – Present: 777 Partners LLC, Senior Counsel

01/2015 – 05/2019: Enstar (US) Inc., Vice President and Corporate Counsel

09/2013 – 01/2015: Companion Property and Casualty Insurance Company, General Counsel

Corporate Governance

We use the New York Stock Exchange and SEC standards for determining the independence of our independent director. Based upon these standards, our board has determined that Catherine Weatherford and Daniel Gray are our only independent directors.

No executive officer or director noted above worked during the past five years for Merit or any parent, subsidiary or other affiliate of Merit.

No executive officer or director noted above served as a director of Merit or any parent, subsidiary or other affiliate of Merit.

No executive officer or director noted above has, within the last five years, served as a director of any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

During the past ten years no event has occurred in the lives of the executive officers and directors of Merit that would impinge on the integrity of these persons or their ability to perform their duties.

Promoters and Control Persons

Brickell acquired Merit on December 31, 2019. We are not aware of the involvement of any promoters, as defined by Rule 405 pursuant to the Securities Act, in relation to Merit prior to the acquisition.

Merit was previously owned by Springleaf Financial Corporation, a subsidiary of OneMain Holdings.

Membership

Along with 777, Merit’s management team currently owns a portion of a company, Clear Capital LLC, that will be merged into Merit Life Insurance Holdings, LLC which will become the direct owner of Merit Life Insurance Co.

Certain members of the management team have an ownership position in Clear Capital LLC which will increase with time and performance. Currently management has an indirect ownership of Merit equal to 8.5% of the outstanding equity of Merit. With Clear Capital’s integration into Merit Life Insurance Holdings LLC, Merit management employment contracts will persist.

Brickell plans to transfer all of its interest in Merit to the holding company. Brickell intends to transfer its interest in Merit to this holding company and continue to have a majority voting and economic interest. Management of Merit has an ownership interest and the ability to increase that ownership based on time and business performance.

Management’s interest in the holding company at the time of Brickell’s transfer of its ownership rights to the holding company is currently 8.5%.

EXECUTIVE COMPENSATION

Because Brickell acquired the Company in 2019, and there has been a complete turnover of management and employees in connection with that acquisition, we provide below a listing of the five most highly compensated employees as of the date hereof. As none of the employees of the Company in 2019 remain with the Company today, and the business of the Company has shifted to focus on the offering of the Contracts, we believe that the following information is most relevant to potential purchasers of the Contracts.

Top 5 Most Highly Compensated Employees

Name	Age	Title	Salary	Term
Robert O’Donnell	51	President & CEO	$350,000	3 Years

Graham Stebbins	31	Sales Manager	$150,000	At Will

Lori Pitta	59	Chief Financial Officer and Treasurer	$215,000	At Will

N. David Kuperstock	68	COO & Regulatory Product Manager	$100,000	At Will

Guillermo Herrera	56	Key Accounts Manager	$97,500	At Will

Merit has entered into an employment contract with Mr. Robert O’Donnell, Chief Executive Officer. In addition, it is currently contemplated that Brickell will form an intermediate holding company (“Merit Holdings”) for Merit and that an entity in which Mr. O’Donnell currently owns an interest will be merged into Merit Holdings. As part of that transaction, it is currently contemplated that Mr. O’Donnell will become a party to a limited liability company agreement which will detail a vesting schedule of his membership interests in Merit Holdings. By virtue of his membership interests in Merit Holdings Mr. O’Donnell will be partial owner of Merit, as Merit Holdings will own 100% of the outstanding capital stock of Merit.

Mr. O’Donnell is expected to initially own 8.5% of Merit Holdings, with the potential to receive further membership interests up to [27.5%], as follows:

•	[An additional 1.0% on the date that is one (1) year from the date of the execution of the LLC Agreement;

•	An additional 1.0% on the date that is two (2) years from the date of the execution of the LLC Agreement;

•	An additional 1.0% on the date that is three (3) years from the date of the execution of the LLC Agreement; and

•	An additional 5.0% on the Unreturned Preferred Capital Investment (as such term is defined in the LLC Agreement) of 777 Partners LLC being reduced to zero (0).]

In addition, Mr. O’Donnell is expected to be eligible to receive additional management incentives, subject to his Employment Agreement with Merit Holdings being in full force and effect, as follows:

•	[An additional 1.5% if Merit is protecting $10.0 billion of assets and has generated $27.0 million of total net profit within three (3) years;

•

An additional 3.0% (or 1.5% in the event that the foregoing 1.5% was previously granted) if Merit is protecting $22.0 billion of assets and has generated $62.0 million of total net profit within five (5) years;

•  An addition 4.5% (or 1.5% in the event the foregoing cumulative 3.0% was previously granted) if
Merit is protecting $33.0 billion of assets and has generated $140.0 million of total net profits within seven (7) years;

•

An additional 6.0% (or 1.5% in the event the foregoing cumulative 4.5% was previously granted) if Merit is protecting $50.0 billion in assets and has generated $140.0 million of total net profit within seven (7) years; or

•

An additional 11% (or 5.0% in the event that the foregoing cumulative 6.0% was previously granted) if Merit is protecting $65.0 billion of assets and has generated $180.0 million of total net profit within seven (7) years.]

[In the case of each of the Management Incentives, fifty percent (50%) of each equity grant in accordance therewith is expected to vest immediately upon reaching the applicable assets and Net Profits thresholds and the remaining fifty percent (50%) is expected to vest on the date that is one (1) year after the date such thresholds are reached provided that the Company has maintained such thresholds throughout the period up to and including such date.]

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(1) Title Of Class	(2) Name And Address Of Beneficial Owner	(3) Amount And Nature Of Beneficial Ownership	(4) Percent Of Class
Common Stock	Brickell Merit Life Insurance Holdings LLC*	Direct	100	%*

*

MTCP Capital LLC (“MTCP”) holds 100% of the voting interest of Brickell. Steven W. Pasko holds 100% of the voting interest of MTCP, therefore, Steven W. Pasko holds the ultimate majority voting and investment control of Merit.

RELATED PARTY TRANSACTIONS

777 has provided a Capital Maintenance Agreement to Merit, the purpose of which is to ensure Company Action Level Risk Based Capital of 350%. 777 owns 37.5 percent of Brickell. The amount that 777 may need to provide pursuant to this agreement is dependent on all of the factors that may affect the capital level of Merit, including business volume, interest rates, the investment performance of the Accounts of purchasers of Contracts, the investment performance of the general account of Merit, and others. It is possible that 777 may never have to contribute capital pursuant to this agreement if Merit is otherwise able to maintain the noted level of Company Action Level Risk Based Capital.

The Company also has a services agreement with Brickell. We receive human resources, legal, compliance, accounting and administrative services and support pursuant to this agreement. We pay $35,000 each month for these services.

Our current policy is that any related party transactions, as defined under Item 404(a) of Regulation S-K, must be approved by our board of directors.

LEGAL MATTERS

The legality of the Contract will be passed upon for us by Locke Lord LLP, Chicago, Illinois.

EXPERTS

The December 31, 2019 and December 31, 2018 statutory financial statements included in this prospectus and the related statutory financial statement schedules included elsewhere in the registration statement have been audited by BKD, LLP, an independent registered public accounting firm. Such statutory financial statements and statutory financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

The Company prepares financial information in conformity with statutory accounting standards prescribed by the Texas Department of Insurance. Companies domiciled in the State of Texas prepare their statutory basis financial statements in accordance with guidance promulgated by the NAIC, subject to any deviations prescribed or permitted by Texas.

Additional information about Merit, is available on our website at http://meritlifegroup.com. The information on our website in neither part of nor incorporated into this prospectus or other filings with the SEC. The Company’s SEC filings may be obtained on the SEC’s website at www.sec.gov.

STATUS PURSUANT TO SECURITIES

EXCHANGE ACT OF 1934

Merit hereby relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, as amended, from the requirement to file reports pursuant to Section 15(d) thereof.

Merit Life Insurance Co.

Index

Years Ended December 31, 2019 and 2018

Independent Auditor’s Report

To the Board of Directors of Merit Life Insurance Co.

Austin, Texas

We have audited the accompanying statutory financial statements of Merit Life Insurance Co. (the “Company”), which comprise the statutory statements of admitted assets, liabilities, and capital and surplus of as of December 31, 2019 and 2018, and the related statutory statements of operation and changes in capital and surplus, and cash flows for the years then ended, and the related notes to the statutory financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these statutory financial statements in accordance with the accounting practices prescribed or permitted by the Texas Department of Insurance. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of statutory financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these statutory financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statutory financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statutory financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statutory financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the statutory financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statutory financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1 to the statutory financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by Texas Department of Insurance, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

Board of Directors

Merit Life Insurance Co.

The effects on the financial statements of the variances between these statutory accounting practices and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the statutory financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2019 and 2018, or the results of its operations or its cash flows for the years then ended.

Opinion on Regulatory Basis of Accounting

In our opinion, the statutory financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of Merit Life Insurance Co. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 1.

Other Matter

Our 2019 audit was conducted for the purpose of forming an opinion on the 2019 basic statutory financial statements as a whole. The statutory financial statements were prepared on the basis of accounting practices prescribed or permitted by the Texas Department of Insurance. The accompanying Supplemental Schedule of Assets and Liabilities, Supplemental Schedule of Investment Risk Interrogatories, and Supplemental Summary of Investments (collectively, the ‘supplemental schedules”) as of and for the year ended December 31, 2019, listed in the table of contents are presented for the purpose of complying with the National Association of Insurance Commissioners’ Instructions to Annual Audited Financial Reports and the National Association of Insurance Commissioners’ Accounting Practices and Procedures Manual and are presented for purposes of additional analysis and are not a required part of the 2019 basic statutory financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the 2019 statutory financial statements. The information has been subjected to the auditing procedures applied in the audit of the 2019 statutory financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory financial statements or to the statutory financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the 2019 statutory financial statements as a whole.

June 2, 2020

Dallas, Texas

Merit Life Insurance Co.

Statements of Admitted Assets, Liabilities, and Capital and Surplus–Statutory Basis of Accounting December 31, 2019 and 2018

(in thousands)

	December 31,
	2019	2018
Admitted Assets
Bonds	$46,175	$323,251
Preferred stocks	—	3,535
Common stocks	3,994	496
Policy loans	—	954
Cash, cash equivalents and short-term investments	5,972	16,740
Other invested assets	—	3,252
Due from securities broker	—	123

Total cash and invested assets	56,141	348,351

Reinsurance receivable	2	7
Deferred tax asset	219	—
Deferred and uncollected premiums	—	174
Accrued investment income	400	2,431
Guaranty funds receivable	425	448
Other receivables	1,664	—
Premium tax receivable	97	—
Commissions receivable	—	25

Total admitted assets	$58,948	$351,436

See Notes to Statutory Basis Financial Statements

Merit Life Insurance Co.

Statements of Admitted Assets, Liabilities, and Capital and Surplus–Statutory Basis of Accounting

December 31, 2019 and 2018

(in thousands, except share data)

	December 31,
	2019	2018
Liabilities, Capital and Surplus
Liabilities
Policy and contract liabilities
Life and annuity reserves	$28,084	$94,509
Accident and health reserves	—	127,479
Policy and contract claim reserves	5,110	6,060

Total policy and contract liabilities	33,194	228,048

Advance premiums and annuity considerations	—	131
Interest maintenance reserve	109	15,894
Accounts payable and accrued expenses	3,361	2,989
Payable to parent and affiliates	—	2,266
Current federal income tax payable	1,562	3,270
Asset valuation reserve	528	2,099
Net deferred tax liability	—	1,705
Premiums payable	—	933

Total liabilities	38,754	257,335

Capital and Surplus
Common stock, $100 par value; 30,000 shares authorized; 25,000 shares issued and outstanding	2,500	2,500
Paid-in surplus	16,568	4,951
Unassigned surplus	1,126	86,650

Total capital and surplus	20,194	94,101

Total liabilities, capital and surplus	$58,948	$351,436

See Notes to Statutory Basis Financial Statements

Merit Life Insurance Co.

Statements of Operations–Statutory Basis of Accounting

December 31, 2019 and 2018

(in thousands)

	Years Ended December 31,
	2019	2018
Premiums and other revenues
Life and annuity premiums	$(34,906)	$(4,475)
Accident and health premiums	(144,344)	(16,031)
Net investment income	6,055	12,616
Amortization of the interest maintenance reserve	14,791	1,608

Total premiums and other revenues	(158,404)	(6,282)

Benefits and reserve changes
Death benefits	1,579	20,415
Annuity benefits	9,246	4,516
Accident and health benefits	(28)	17,632
Surrenders and other benefits	109	432
Change in aggregate reserves	(193,904)	(98,460)

Total benefits and reserve changes	(182,998)	(55,465)

Insurance expenses
Commissions	(111)	(18,975)
Commissions and expense allowances on reinsurance assumed	(13,013)	91
General expenses	16	3,580
Insurance taxes, licenses and fees	292	96

Total insurance expenses	(12,816)	(15,208)

Net gain from operations before dividends to policyholders, federal income taxes and net realized losses	37,410	64,391
Dividends to policyholders	—	12

Net gain from operations before federal income taxes and net realized losses	37,410	64,379
Federal income tax expense	13,649	10,487

Net gain from operations before net realized losses	23,761	53,892
Net realized gains (losses), less capital gains tax of $112 and $161 (excluding taxes of ($263) and $118 transferred to IMR) in 2019 and 2018, respectively	(123)	(558)

Net income	$23,638	$53,334

See Notes to Statutory Basis Financial Statements

Merit Life Insurance Co.

Statements of Changes in Capital and Surplus–Statutory Basis of Accounting

December 31, 2019 and 2018

(in thousands)

	Common Stock	Paid-in Capital	Unassigned Surplus	Total Capital and Surplus
Balances, December 31, 2017	$2,500	$4,951	$71,635	$79,086

Net income	—	—	53,334	53,334
Change in net unrealized investment gains	—	—	81	81
Change in net deferred tax	—	—	(2,344)	(2,344)
Change in nonadmitted assets	—	—	(38)	(38)
Change in asset valuation reserve	—	—	482	482
Dividends to stockholders	—	—	(36,500)	(36,500)

Balances, December 31, 2018	2,500	4,951	86,650	94,101

Net income	—	—	23,638	23,638
Change in net unrealized investment gains	—	—	(193)	(193)
Change in net deferred tax	—	—	3,226	3,226
Change in nonadmitted assets	—	—	(1,107)	(1,107)
Change in asset valuation reserve	—	—	1,570	1,570
Deferred gain on reinsurance	—	—	27,342	27,342
Surplus contribution from Brickell Insurance Holdings, LLC	—	11,617	—	11,617
Dividends to stockholders	—	—	(140,000)	(140,000)

Balances, December 31, 2019	$2,500	$16,568	$1,126	$20,194

See Notes to Statutory Basis Financial Statements

Merit Life Insurance Co.

Statements of Cash Flows–Statutory Basis of Accounting

December 31, 2019 and 2018

(in thousands)

	Years Ended December 31
	2019	2018
Operating activities
Premiums and annuity considerations (refunded) received	$(22,300)	$(20,651)
Net investment income received	7,571	14,342
Benefits paid	(11,912)	(45,794)
Insurance expenses recovered	32	16,155
Federal income taxes paid	(13,354)	(14,324)

Net cash used in operating activities	(39,963)	(50,272)

Investing activities
Proceeds from sales, maturities, and repayments of investments Bonds *	165,219	126,300
Mortgage loans	—	3,887
Other invested assets	3,046	67
Common stocks	3,527	—
Real estate	209	—
Other investments	123	253
Purchases of investments Bonds *	(1,562)	(36,589)
Decrease in policy loans	955	111

Net cash provided by investing activities	171,517	94,029

Financing and miscellaneous activities
Surplus contribution	2,502	—
Dividends to stockholders	(140,000)	(36,500)
Other cash (applied) provided	(4,824)	(5,874)

Net cash used in financing and miscellaneous activities	(142,322)	(42,374)

Net change in cash, cash equivalents and short-term investments	(10,768)	1,383
Cash, cash equivalents and short-term investments at beginning of year	16,740	15,357

Cash, cash equivalents and short-term investments at end of year	$5,972	$16,740

*	Bond exchanges excluded in the amount of $ 873 for 2018 and $4,948 for 2018.

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

1.	Organization, Nature of Operations and Significant Accounting Policies

Organization

Merit Life Insurance Co. (the Company), domiciled in Texas as of December 31, 2019 and Indiana as of December 31, 2018, is a wholly owned subsidiary of Brickell Insurance Holdings, LLC (Brickell) as of December 31, 2019. Brickell is 25% owned by MTCP Capital LLC (MTCP) and MTCP has 100% voting interest in Brickell. The remaining 75% non-voting interests in Brickell are equally owned by 777 Partners LLC and three Ireland-incorporated funds. Prior to December 31, 2019, the Company was wholly owned by Springleaf Finance Corporation (SFC), an indirect subsidiary of OneMain Holdings, Inc. (OMH).

Brickell, through its wholly owned subsidiaries, engages in reinsurance and life and property and casualty insurance businesses. The insurance company subsidiaries are 777 Re, Sutton National Insurance Company, and the Company.

Nature of Operations

The Company is licensed to write credit life, credit accident and health, and non-credit term insurance products that were previously sold through the consumer finance branch office network of OMH until 2017, when the Company ceased writing new business. As the current business runs off and is no longer offset by new business, policy cancellations result in negative premiums and commissions. Employees of OneMain General Services Corporation (OMGSC), an affiliate of SFC, provided all administrative services to the Company through December 31, 2019.

The Company is licensed in 46 states, the District of Columbia, and the U.S. Virgin Islands and expects to beginning selling a contingent deferred annuity product during 2020.

Use of Management Estimates

The Company makes estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties

There are risks and uncertainties the Company may be exposed to, such as the following:

•	investment securities risks, such as interest rate, market and credit;

•	insurance claims that exceed our expectations or insurance losses that exceed our reserves;

•	changes in accounting standards, tax policies and practices and the application of such new standards, policies and practices; and,

•

changes in federal, state or local laws, regulations, or regulatory policies and practices that adversely affect our ability to conduct business or the manner in which we are permitted to conduct business, such as licensing requirements, pricing limitations or restrictions on the method of offering products, as well as changes that may result from increased regulatory scrutiny of the sub-prime lending industry, our use of third party vendors, or changes in income tax laws or regulations.

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

Basis of Presentation

The Company prepared its financial statements using accounting practices prescribed or permitted by the Texas Department of Insurance (TDOI), which are based on the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC). Such practices vary from accounting principles generally accepted in the United States of America (GAAP). Significant variances, although not reasonably determinable, are presumed to be material as follows:

Investments

Investments in bonds are carried in accordance with valuation methods established by the NAIC. Under GAAP, investments in debt securities are classified as held to maturity, available for sale or trading securities and the accounting treatment is dependent upon each category.

Valuation Reserves

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses attributable to changes in the general level of interest rates on sales of fixed income investments, principally bonds and mortgage loans. The Company amortizes amounts deferred over the remaining period to maturity based on groupings in five year bands of the individual securities sold. The Company reports the net amount deferred in the Statements of Admitted Assets, Liabilities, and Capital and Surplus as interest maintenance reserve (IMR). The Company deducts federal income taxes and transfers to the IMR from realized capital gains and losses and reports the net amount in income in the statements of operations. Under GAAP, realized capital gains and losses are reported pretax in the statement of operations in the period that the assets are sold.

The asset valuation reserve (AVR) is a valuation allowance for invested assets. The Company determines the amount of AVR using a NAIC prescribed formula and charges or credits unassigned surplus for changes in the AVR. This reserve is not required under GAAP.

Policy Acquisition Costs

The Company expenses costs of acquiring or renewing business when incurred. Under GAAP, policy acquisition costs are deferred and amortized over the terms of the related policies.

Non-admitted Assets

The Company excludes from the Statements of Admitted Assets, Liabilities, and Capital and Surplus non-admitted assets (principally data processing equipment and software, furniture and equipment, prepaid expenses, balances due greater than 90 days old, and deferred tax assets) and charges directly to unassigned surplus. Under GAAP, these assets are included in the balance sheet and evaluated for recoverability.

Benefit Reserves

The Company calculates certain policy reserves using statutorily required interest and mortality assumptions. Under GAAP, these reserve balances are calculated using expected experience.

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

Deferred Income Taxes

The Company establishes a valuation allowance for deferred tax assets that the Company does not expect to realize, and limits deferred tax assets to the sum of:

•

the amount of federal income taxes the Company paid in prior years that it can recover through loss carrybacks for existing capital temporary differences that reverse by the end of the subsequent calendar year, plus

•	the lesser of:

•	the remaining gross deferred tax assets the Company expects to realize within three years of the balance sheet date, or

•	15% of capital and surplus excluding any net deferred tax assets, data processing equipment and operating software and any net positive goodwill, plus

•	the amount of remaining gross deferred tax assets that the Company can offset against existing gross deferred tax liabilities.

The Company classifies the remaining deferred tax assets as non-admitted. Deferred income taxes for state jurisdictions are not permitted. Under GAAP, the following practice is followed:

•	include state taxes in the computation of deferred tax assets,

•	record a deferred tax asset for the amount that is expected to be realized in future years,

•	establish a valuation allowance for deferred tax assets that are not expected to be realized, and

•	record the change in deferred income taxes for changes other than unrealized investment gains (losses) in the statement of operations as a component of the total tax provision.

Policyholder Dividends

The Company recognizes policyholder dividends when declared rather than over the term of the related policies as would be required for GAAP.

Other significant accounting practices are as follows:

Investments

The Company reports bonds, preferred stocks, common stocks, policy loans, short-term investments, cash equivalents, and other invested assets at stated values prescribed by the NAIC, as follows:

The Company reports bonds not backed by other loans at amortized cost, except for those with NAIC designation of 6. The Company reports bonds with a NAIC 6 rating at the lower of amortized cost or fair value. If the decline in fair value of a bond is considered to be other than temporary, the cost basis is written down to fair value and the amount of the write-down is recognized as a realized loss. The Company amortizes the discount or premium on bonds using the constant yield method.

The Company reports loan-backed securities at amortized cost, except for those with a NAIC designation of 6. The Company carries loan-backed securities with a NAIC 6 rating at the lower of amortized cost or fair value. Provisions made for impairment are recorded as realized investment losses when declines in fair value are

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

determined to be other than temporary. Income recognition for loan-backed bonds and structured securities is determined using the constant yield method based on estimated prepayments of the underlying collateral. Prepayment assumptions for single-class and multi-class mortgage-backed and asset-backed securities were obtained from an outside vendor. The Company uses independent pricing services in determining the market value of its loan-backed securities. Significant changes in estimated cash flows from the original purchase assumptions are recorded using the prospective adjustment method.

The Company reports preferred stocks with NAIC designations of 1 through 3 at cost. All other preferred stocks are reported at the lower of amortized cost or fair value. Provisions made for impairment are recorded as realized investment losses when declines in fair value are determined to be other than temporary.

The Company reports common stocks at fair value. Provisions made for impairment are recorded as realized investment losses when declines in fair value are determined to be other than temporary.

The Company reports policy loans at unpaid principal balances.

The Company reports short-term investments at amortized cost, which approximates fair value, and have original maturities of greater than three months and less than one year at the date of acquisition. The Company classifies such highly liquid investments with original maturities of three months or less at the date of acquisition as cash equivalents.

The Company recognizes realized capital gains and losses using the lowest cost method.

The Company recognizes bond, mortgage loan, policy loan and other interest revenue on the accrual basis. The Company records dividends to revenue on ex-dividend dates. The Company follows NAIC guidelines to determine the admitted or non-admitted status of accrued revenue amounts. Due and accrued income is excluded from investment income for bonds and other invested assets when collection of interest is overdue by more than 90 days or is uncertain and for mortgage loans when loans are foreclosed or delinquent in payment for greater than 90 days or where collection of interest is uncertain. The Company did not exclude any interest on securities from investment income in 2019 or 2018.

The Company regularly evaluates its investments for other-than-temporary impairments (OTTI) in value. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company’s management and a continual review of its investments.

The Company did not recognize impairments of bonds, mortgage loans, or limited partnerships in 2019 and 2018. The Company recognized no preferred stock impairments in 2019 and $425,000 in 2018.

Premiums

Premiums on credit life and credit accident and health policies are recognized as revenue when due from policyholders under the terms of the insurance contract. Credit policies may be cancelled at any time during the contract period for a refund of unearned premium and would be recorded as an offset to net premiums written. The Company recognizes non-credit life and accident and health premiums as revenue when due. Premium revenue is reported net of ceded reinsurance.

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

Benefits

The Company develops life, annuity, and accident and health policy reserves using statutorily prescribed interest rates, mortality tables, and valuation methods that provide, in total, reserves that are equal to or greater than the guaranteed policy cash values and the minimum amounts required by the Texas Department of Insurance. The Company waives deduction of deferred fractional premiums on the death of a life and annuity policy insured and returns any premiums beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves. The Company establishes additional reserves when:

•	cash flow testing under various interest rate scenarios indicates the need, or

•	net premium exceeds gross premium on any insurance in force.

The Company bases total reserves for life policies and contracts on statutory mortality and interest requirements and do not consider withdrawals. The Company’s actuaries primarily use the net level premium basis and the following CSO Mortality Tables and interest rates:

Line of Business	Reserve Basis

Life Insurance	1958, 1980, and 2001 CSO Mortality Tables, with interest rates ranging from 3.5% to 5.5%

Credit Life Insurance	1980 CSO Mortality Table and 3.5% interest

Group Annuities	1983 Group Annuity Mortality Table and 7.0% interest

For policies carrying a temporary extra premium or a flat extra premium because of occupation, habitat, aviation or a substandard extra premium based on a substandard mortality table, the valuation reserve consists of the standard policy reserve plus 50% of such extra premium.

The Company determines tabular interest, tabular less actual reserves released, and tabular cost by formula.

The Company uses the mean of the pro rata and Rule of 78 methods to calculate unearned premium reserves for future policy benefits on credit accident and health insurance policies.

None of the Company’s annuity reserves are subject to discretionary withdrawals.

Claims and Claim Adjustment Expenses

Liabilities for unpaid claims represent the estimated ultimate net cost of all unpaid reported and unreported claims incurred. The Company estimated liabilities for unpaid claims using individual case-basis valuations and statistical analyses including trends in claim severity and frequency. Although considerable variability is inherent in such estimates, the Company believes that the liabilities for unpaid claims are adequate. The Company continually reviews and adjusts the estimates, as necessary, as experience develops, or as new information is learned. The Company records changes in liabilities for unpaid claims in the statements of operations.

Reinsurance

The Company accounts for reinsurance premiums and benefits paid or provided on bases consistent with those used to account for the original policies and the terms of the reinsurance contracts.

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

Accounting Changes

There were no new accounting standards that were effective during the periods covered by this statement that had a material impact on the operations of the Company.

2.	Permitted Statutory Accounting Practices

The Company presented its financial statements using accounting practices prescribed or permitted by the TDOI.

The TDOI recognizes only statutory accounting practices prescribed or permitted by the State of Texas for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Texas Insurance Law. Texas has adopted the NAIC’s Accounting Practices and Procedures Manual, as amended from time to time, as a component of prescribed or permitted practices. The Company does not employ any permitted practices that differ from NAIC statutory accounting practices.

3.	Investments

Bonds

The book/adjusted carrying value, gross unrealized gains, gross unrealized losses and fair value of bonds were as follows:

	Book/Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
December 31, 2019
U.S. Government	$4,938	$175	$—	$5,113
All other governments	3,801	363	59	4,105
States, territories & possessions	754	41	—	795
Industrial & miscellaneous	35,932	1,503	12	37,423
Hybrid securities	750	82	—	832

Total bonds	$46,175	$2,164	$71	$48,268

December 31, 2018
U.S. Government	$9,077	$83	$169	$8,991
All other governments	3,797	16	447	3,366
States, territories and possesssion	755	1	—	756
Political subdivisions	5,405	—	44	5,361
Special revenue & assessments	47,777	1	788	46,990
Industrial and miscellaneous	254,690	357	11,586	243,461
Hybrid securities	1,750	—	73	1,677

Total bonds	$323,251	$458	$13,107	$310,602

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

Book/adjusted carrying value and fair value of the Company’s investment in bonds at December 31, 2019, by contractual maturity, were as follows:

	Book/Adjusted Carrying Value	Fair Value
	(in thousands)

Years to maturity
One or less	$4,004	$4,034
After one through five	10,223	10,311
After five through ten	7,710	8,208
After ten	12,440	13,791
Loan-backed securities	11,798	11,924

Total	$46,175	$48,268

Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Proceeds from sales of bonds, realized gains and realized losses were as follows:

	2019	2018
	(in thousands)

Total proceeds	$111,799	$75,068
Realized gains	2,200	1,325
Realized losses	3,433	766

No realized losses for OTTI of bonds were recorded in 2019 and 2018.

The Company did not have any prepayment penalty and acceleration fees at December 31, 2019 and 2018.

The Company carried one security as a 5GI security (Halsey CLO, CUSIP 40638CAE9) at December 31, 2019 and did not have any securities rated as 5GI at December 31, 2018.

Loan-backed Securities

The fair value and carrying value of the Company’s loan-backed securities were as follows:

	December 31, 2019		December 31, 2018
	Fair Value	Carrying Value	Fair Value	Carrying Value
	(in thousands)

Loan-backed Securities	$11,924	$11,798	$73,846	$74,729

Prepayment assumptions for single class, multi-class mortgage-backed and asset-backed securities were obtained from independent third-party services.

At December 31, 2019, the Company had exposure to a variety of loan-backed securities including – but not limited to – RMBS, CMBS and CDOs. These securities could have significant concentrations of credit risk by country, geographical region, property type, servicer or other characteristics. As part of its quarterly surveillance process, the Company takes into account many of these characteristics in making its assessment of OTTI.

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

At December 31, 2019 and 2018, the Company did not have any securities within the scope of Statement of Statutory Accounting Principles No. 43R, Loan-Backed and Structured Securities (SSAP 43R), with a recognized OTTI due to the intent to sell, an inability or lack of intent to retain the security for a period of time sufficient to recover the amortized cost basis, or the Company did not expect to recover the security’s entire amortized cost basis (even with no intent to sell the security).

At December 31, 2019 and 2018, the Company did not hold any loan-backed and structured securities for which it had recognized credit-related OTTI in the current year.

The Company held impaired securities (fair value is less than cost or amortized cost) for which an OTTI had not been recognized in earnings as a realized loss at December 31, 2018. At December 31, 2019, the Company held no impaired securities for which an OTTI had not been recognized in earnings as a realized loss. Such impairments may include securities with a recognized OTTI for non-interest (credit) related declines that were recognized in earnings, but for which an associated interest related decline has not been recognized in earnings as a realized loss. The aggregate amount of unrealized losses and fair values for such securities, segregated between those securities that have been in a continuous unrealized loss position for less than 12 months and greater than 12 months, respectively, were as follows:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)

December 31, 2018
Loan-backed Securities	$11,515	$77	$55,252	$957	$66,767	$1,034

The Company considers a number of factors when evaluating individual investments with unrealized losses of durations of twelve months or longer for OTTI. The key considerations that determine the Company’s assessment that no OTTI existed are current interest rates, the lack of adverse credit conditions of the issuer, lack of significant negative performance of the underlying collateral of the loan-backed and structured securities, and the Company’s ability and intent to hold the investment to recovery.

Preferred and Common Stocks

Cost or amortized cost, gross unrealized gains, gross unrealized losses and fair value of preferred and common stocks were as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)

December 31, 2019
Common stocks	$4,008	$—	$14	$3,994

Total	$4,008	$—	$14	$3,994

December 31, 2018
Preferred stocks	$3,535	$—	$70	$3,465
Common stocks	496	—	—	496

Total	$4,031	$—	$70	$3,961

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

The Company recorded $3,526,950 and $0 in proceeds from sales of preferred and common stocks, respectively in 2019. The Company did not have proceeds from sales of preferred and common stocks in 2018.

The Company is a member of the Federal Home Loan Bank of Indianapolis (FHLB). The Company became a member of the FHLB to provide an additional source of liquidity. The Company held $496,000 of Class B membership capital stock that is not eligible for voluntary redemption at December 31, 2019 and 2018. There were no outstanding agreements or borrowings and no collateral pledged as of December 31, 2019 or 2018.

Investments in an Unrealized Loss Position that are Not Other Than Temporarily Impaired

Fair value and unrealized losses by category and length of time that individual securities have been in a continuous unrealized loss position were as follows:

	Less Than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)

December 31, 2019
All other governments	—	—	1,933	59	1,933	59
Industrial & miscellaneous	—	—	4,533	12	4,533	12

Total bonds	—	—	6,466	71	6,466	71

Total temporarily impaired securities	$—	$—	$6,466	$71	$6,466	$71

December 31, 2018
U.S. Government	$1,603	$5	$5,883	$164	$7,486	$169
All other governments	1,609	380	816	67	2,425	447
Political subdivisions	—	—	5,361	44	5,361	44
Special revenue	9,842	243	33,806	545	43,648	788
Industrial & miscellaneous	80,219	5,847	143,619	5,739	223,838	11,586
Hybrid securities	1,677	73	—	—	1,677	73

Total bonds	94,950	6,548	189,485	6,559	284,435	13,107
Preferred stocks	3,465	70	—	—	3,465	70

Total temporarily impaired securities	$98,415	$6,618	$189,485	$6,559	$287,900	$13,177

The Company has the intent and ability to hold all bonds and stocks in an unrealized loss position until maturity. There are no credit issues associated with the securities in the table above.

Commercial Mortgage Loans

The Company did not hold an investment in commercial mortgage loans at December 31, 2019 and 2018.

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

Realized Gains and Losses

Net realized gains and losses, net of federal income taxes and amounts transferred to the IMR, were as follows:

	2019	2018
	(in thousands)
Realized gains (losses)	$(1,267)	$162
Less amounts transferred to IMR (net of tax)	992	(441)
Less federal income taxes	152	(279)

Net realized losses	$(123)	$(558)

Concentrations of Credit Risk

The Company limits credit risk by diversifying its investment portfolio among public bonds, private placement securities, preferred stocks, common stocks, and other invested assets. The Company further diversifies its portfolios between and within industry sectors by geography and property type.

The Company believes no significant concentrations of credit risk exist, except for bonds as discussed in the following paragraph.

At December 31, 2019 and 2018, the Company held less-than-investment grade bond with a book and market value of $4,010,370 and $8,287,000, respectively. At December 31, 2019 and 2018, these holdings amounted to 8.7% and 2.9% of investments in bonds and 6.8% and 2.7% of total admitted assets, respectively. The Company periodically evaluates the relative credit standing of the issuers of these bonds and considers these evaluations in its overall investment strategy.

Restricted Assets

Restricted assets were as follows:

	December 31,
	2019	2018
	(in thousands)
FHLB capital stock	$496	$496
On deposit with states	3,535	3,378

Total restricted assets	$4,031	$3,874

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

Net Investment Income

The components of Net investment income for the years ended December 31, 2019 and 2018, were as follows:

	2019	2018
	(in thousands)
Bonds	$4,862	$12,020
Perferred stock	119	302
Common stock	26	25
Contract loans	17	69
Mortgage loans	—	205
Real estate	—	18
Cash equivalents and short-term investments	1,073	217
Other invested assets	98	115
Aggregate write-ins for investment income	5	3

Gross investment income	6,200	12,974
Investment expenses	(145)	(358)

Net investment income	$6,055	$12,616

4.	Fair Value of Financial Instruments

The Company applies the provisions of SSAP No. 100R, Fair Value Measurements (SSAP 100R), for its disclosures. SSAP 100R defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SSAP 100R also establishes a fair value hierarchy, which requires the Company to maximize the use of observable inputs when measuring fair value. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions.

In accordance with SSAP 100R, the two types of inputs have created the following fair value hierarchy:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets that the Company’s pricing sources have the ability to access. Since the valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant amount or degree of judgment.

Level 2 – Valuations based upon quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities) or can be corroborated by observable market data.

Level 3 – Valuations that are derived from techniques in which one or more of the significant inputs are unobservable, including broker quotes, which are nonbinding.

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

Fair Value Measurements at Reporting Date:

The following table provides information about the Company’s financial assets measured and reported at fair value:

	Level 1	Level 2	Level 3	Total
		(in thousands)
December 31, 2019
Assets at fair value
Common stocks
Industrial and miscellaneous	$3,498	$—	$496	$3,994

Total assets at fair value	$3,498	$—	$496	$3,994

December 31, 2018
Assets at fair value
Common stocks
Industrial and miscellaneous	$—	$—	$496	$496

Total assets at fair value	$—	$—	$496	$496

Bonds and Stocks

Bonds with NAIC 6 ratings and preferred stocks with NAIC 4, 5 or 6 ratings are carried at the lower of amortized cost or fair value. Common stocks are carried at fair value. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure at fair value. Market price data generally is obtained from exchange or dealer markets.

The Company estimates the fair value of securities not traded in active markets by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses or internal valuation models. This methodology considers such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For these securities that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such criteria, the valuation provider will analyze available broker and analyst information for thinly traded or illiquid issues.

Fair Value Measurements in Level 3 of the Fair Value Hierarchy:

At December 31, 2019 and 2018, the assets measured and reported at fair value in Level 3 were not material.

Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. As a result, the unrealized gains (losses) on instruments held at December 31, 2019 and 2018, may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable inputs (e.g., changes in unobservable long-dated volatilities).

The Company recognizes transfers in and out of Level 3 at the end of the reporting period, consistent with the date of the determination of fair value.

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

Fair Value of Financial Instruments:

The following estimated fair value disclosures are limited to reasonable estimates of the fair value of only the Company’s financial instruments. The disclosures do not address the value of the Company’s recognized and unrecognized nonfinancial assets and liabilities or the value of anticipated future business. The Company does not plan to sell most of its assets or settle most of its liabilities at these estimated fair values.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Selling expenses and potential taxes are not included. The estimated fair value amounts were determined using available market information, current pricing information and various valuation methodologies. If quoted market prices were not readily available for a financial instrument, management determined an estimated fair value. Accordingly, the estimates may not be indicative of the amounts for which the financial instruments could be exchanged in a current or future market transaction.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Bonds

Fair value is based primarily on values from independent pricing services.

Common and Preferred Stocks

Fair value is based primarily on values from independent pricing services.

Policy Loans

Carrying value is considered to be a reasonable estimate of fair value and is supported by the underlying cash surrender values of the associated insurance contracts.

Cash, Cash Equivalents, and Short-Term Investments

Carrying value is considered to be a reasonable estimate of fair value.

The Company is not required to disclose the fair values of liabilities for insurance contracts other than investment-type contracts. However, the Company considers the fair values of liabilities under all contracts in the overall management of interest rate risk. The Company minimizes its exposure to changing interest rates by matching investment maturities with amounts due under insurance contracts. The estimated fair values of the financial instruments by Levels 1, 2, and 3, and their statement values were as follows:

Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	Level 1	Level 2	Level 3
	(in thousands)
December 31, 2019
Bonds	$48,268	$46,175	$—	$44,258	$4,010
Common stocks	3,994	3,994	3,498	—	496
Cash and cash equivalents	5,972	5,972	5,972	—	—

Total	$58,234	$56,141	$9,470	$44,258	$4,506

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	Level 1	Level 2	Level 3
	(in thousands)
December 31, 2018
Bonds	$310,602	$323,251	$—	$310,602	$—
Preferred stocks	3,465	3,535	—	3,465	—
Common stocks	496	496	—	—	496
Cash and cash equivalents	16,740	16,740	16,740	—	—
Other assets *	3,884	4,206	—	2,929	955

Total	$335,187	$348,228	$16,740	$316,996	$1,451

*	Other assets include policy loans, limited partnerships, and surplus debentures.

5.	Reinsurance

The Company assumes certain premiums and benefits from nonaffiliated companies under various reinsurance agreements. The Company has also entered into reinsurance agreements with nonaffiliated companies to limit the net loss arising from large risks and maintain its exposure to loss within its capital resources. The ceding of risk does not discharge the Company from its primary obligations to policyholders. To the extent that the assuming companies become unable to meet their obligations under reinsurance contracts, the Company remains contingently liable. Each reinsurer is reviewed to evaluate its financial stability before entering into each reinsurance contract and throughout the period that the reinsurance contract is in place.

Following is a summary of the effects of reinsurance activity on the Company’s financial statements:

	As of or for the Year Ended December 31,
	2019	2018
	(in thousands)
Assumed
Premiums and annuity considerations	$(2,519)	$67
Benefits incurred	7,923	3,095
Commissions and expense allowances	88	91
Policy and contract liabilities	5,109	31,436
Ceded
Premiums and annuity considerations	$167,988	$3
Benefits incurred	20,600	25
Commissions and expense allowances	13,101	1
Policy and contract liabilities	4,072	—

Effective April 1, 2019, the Company entered into an indemnity coinsurance agreement to cede 100% of the risks related to all credit accident and health and accidental death and dismemberment insurance contracts to Triton Insurance Company (Triton). Cash of $11,792,000 and market value of bonds and stocks of $76,852,000 were transferred by the Company to Triton and a deferred gain on reinsurance of $23,951,000 was recorded in surplus and is being amortized to the statement of operations in proportion to the decline in the policy and contract liabilities related to the coinsurance agreement. The Company and Triton also entered into an administrative services effective April 1, 2019 to administer the ceded insurance contracts on behalf of the Company.

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

Effective April 1, 2019, the Company also entered into an indemnity coinsurance agreement to cede 100% of the risks related to all credit life and non-credit life insurance contracts, excluding group annuity contracts to American Health and Life Insurance Company (AHL). Cash of $8,244,000 and market value of bonds and stocks of $39,488,000 were transferred by the Company to AHL and a deferred gain on reinsurance of $8,053,000 was recorded in surplus and is being amortized to the statement of operations in proportion to the decline in the policy and contract liabilities related to the coinsurance agreement. The Company and AHL also entered into an administrative services effective April 1, 2019 to administer the ceded insurance contracts on behalf of the Company.

Effective April 1, 2019, the Company entered into a novation agreement with Old Republic Life Insurance Company, in which the rights, obligations and interest in credit life, accidental death and disability insurance contracts previously reinsured by the Company were assigned to AHL.

6.	Federal Income Taxes

The Company’s federal income tax return is consolidated with its former indirect parent, OMH, and all eligible domestic affiliates. The method of allocation between the companies is subject to a written tax sharing agreement that was filed with the State of Texas and received non-disapproval on. The tax sharing agreement sets forth the manner in which the total consolidated federal income tax is allocated to OMH and to the Company in the consolidated return. The tax sharing agreement states that OMH agrees not to charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company had it filed a separate federal income tax return. Additionally, OMH agrees to reimburse the Company for any tax benefits arising out of net losses, if any, within ninety days after the filing of the consolidated federal income tax return for the year in which the losses were utilized. As the acquisition by Brickell Insurance Holdings occurred on December 31, 2019, the 2019 tax return will be prepared as part of the consolidated group for OMH. Beginning with 2020, the Company will file a standalone federal tax return.

	December 31, 2019
	Ordinary	Capital	Total
	(in thousands)

Gross deferred tax assets	$1,087	$485	$1,572
Statutory valuation allowance adjustments	—	—	—

Adjusted gross deferred tax assets	1,087	485	1,572
Deferred tax assets nonadmitted	(868)	(485)	(1,353)

Subtotal-net admitted deferred tax assets	219	—	219
Deferred tax liabilities	—	—	—

Net admitted deferred tax liabilities	$219	$—	$219

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

	December 31, 2018
	Ordinary	Capital	Total
	(in thousands)

Gross deferred tax assets	$5,750	$7	$5,757
Statutory valuation allowance adjustments	—	—	—

Adjusted gross deferred tax assets	5,750	7	5,757
Deferred tax assets nonadmitted	—	—	—

Subtotal-net admitted deferred tax assets	5,750	7	5,757
Deferred tax liabilities	(7,411)	(51)	(7,462)

Net admitted deferred tax assets	$(1,661)	$(44)	$(1,705)

	Change
	Ordinary	Capital	Total
	(in thousands)
Gross deferred tax assets	$(4,663)	$478	$(4,185)
Statutory valuation allowance adjustments	—	—	—

Adjusted gross deferred tax assets	(4,663)	478	(4,185)
Deferred tax assets nonadmitted	(868)	(485)	(1,353)

Subtotal-net admitted deferred tax assets	(5,531)	(7)	(5,538)
Deferred tax liabilities	7,411	51	7,462

Net admitted deferred tax (liabilities) assets	$1,880	$44	$1,924

The amount of adjusted gross deferred tax assets admitted under each component of SSAP 101 are as follows:

	December 31, 2019
	Ordinary	Capital	Total
	(in thousands)
(a) Federal income taxes paid in prior years recoverable through loss carrybacks	$—	$—	$—
(b) Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets from (a) above) after application of the threshold limitation (the lesser of (b)1 and (b)2 below)	219	—	219

1. Adjusted gross deferred tax assets expected to be realized following the balance sheet date	219	—	219
2. Adjusted gross deferred tax assets allowed per limitation threshold	2,996	XXX	—

(c) Adjusted gross deferred tax assets (excluding the amount of deferred tax assets from (a) and (b) above) offset by gross deferred tax liabilities	—	—	—

(d) Deferred tax assets admitted as the result of application of SSAP 101 total ((a)+(b)+(c))	$219	$—	$219

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

	December 31, 2018
	Ordinary	Capital	Total
	(in thousands)
(a) Federal income taxes paid in prior years recoverable through loss carrybacks	$—	$3	$3
(b) Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets from (a) above) after application of the threshold limitation (the lesser of (b)1 and (b)2 below)	3,536	—	3,536

1. Adjusted gross deferred tax assets expected to be realized following the balance sheet date	3,536	—	3,536
2. Adjusted gross deferred tax assets allowed per limitation threshold	XXX	XXX	14,371

(c) Adjusted gross deferred tax assets (excluding the amount of deferred tax assets from (a) and (b) above) offset by gross deferred tax liabilities	2,214	4	2,218

(d) Deferred tax assets admitted as the result of application of SSAP 101 total ((a)+(b)+(c))	$5,750	$7	$5,757

	Change
	Ordinary	Capital	Total
	(in thousands)
(a) Federal income taxes paid in prior years recoverable through loss carrybacks	$—	$(3)	$(3)
(b) Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets from (a) above) after application of the threshold limitation (the lesser of (b)1 and (b)2 below)	(3,317)	—	(3,317)

1. Adjusted gross deferred tax assets expected to be realized following the balance sheet date	(3,317)	—	(3,317)
2. Adjusted gross deferred tax assets allowed per limitation threshold	XXX	XXX	(14,371)

(c) Adjusted gross deferred tax assets (excluding the amount of deferred tax assets from (a) and (b) above) offset by gross deferred tax liabilities	(2,214)	(4)	(2,218)

(d) Deferred tax assets admitted as the result of application of SSAP 101 total ((a)+(b)+(c))	$(5,531)	$(7)	$(5,538)

The Company’s deferred tax asset threshold limitation and adjusted RBC percentage used to determine recovery period and threshold limitation amounts were $19,975,000 and 1,122% and $96,205,000 and 2285% as of December 31, 2019 and 2018, respectively.

The Company did not utilize any tax planning strategies which would have resulted in an increase of the Company’s adjusted gross deferred tax assets or net admitted deferred tax assets.

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

The change in deferred income taxes reported in unassigned surplus before considerations of non-admitted assets is comprised of the following:

	December 31,
	2019	2018	Change
	(in thousands)
Adjusted gross deferred tax assets	$1,572	$5,757	$(4,185)
Gross deferred tax liabilities	—	(7,462)	7,462

Net deferred tax (liabilities) assets	$1,572	$(1,705)	3,277

Deferred tax on change in net unrealized capital gains			(51)

Change in net deferred income tax			$3,226

The Company is not aware of any significant deferred tax liabilities that are not recognized in the current period financial statements.

Current income taxes incurred consist of the following major components:

	December 31,
	2019	2018
	(in thousands)
Federal income tax expense on net gains from operations	$13,678	$10,592
Federal income tax expense on net capital gains	(152)	279
Other	(28)	(105)

Federal income taxes incurred	$13,498	$10,766

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2019	2018	Change
	(in thousands)
Deferred tax assets:
(a) Ordinary:
Policyholder reserves	$373	$3,404	$(3,031)
Investments	—	137	(137)
Deferred acquisition costs	—	2,108	(2,108)
Other	314	101	213

(d) Admitted ordinary deferred tax assets	687	5,750	(5,063)

(e) Capital:
Other	432	7	425

Subtotal	432	7	425
(g) Nonadmitted	(900)	—	(900)

(h) Admitted capital deferred tax assets	(468)	7	(475)

(i) Admitted deferred tax assets ((d)+(h))	$219	$5,757	$(5,538)

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

	December 31,
	2019	2018	Change
	(in thousands)
Deferred tax liabilities:
(a) Ordinary:
Policyholder reserves	$—	$1,193	$(1,193)
807(f) adjustment	—	6,146	(6,146)
Other	—	72	(72)

Subtotal	—	7,411	(7,411)

(b) Capital:
Investments	—	51	(51)

Subtotal	—	51	(51)

(c) Deferred tax liabilities	$—	$7,462	$(7,462)

Net deferred tax (liabilities) assets ((i)-(c))	$219	$(1,705)	$1,924

The provision for incurred federal taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing this difference were as follows:

	December 31, 2019
	Amount	Effective Tax Rate
	(in thousands)

Provision computed at statutory rate	$7,590	21.0%
Change in nonadmitted assets	54	0.1
Dividends received deduction	(9)	(0.0)
Amortization of IMR	(3,106)	(8.6)
Gain on reinsurance	5,743	15.9

Totals	$10,272	28.4%

Federal income taxes incurred	$13,498	37.3%
Change in net deferred income taxes	(3,226)	(8.9)

Total statutory income taxes	$10,272	28.4%

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

	December 31, 2018
	Amount	Effective Tax Rate
	(in thousands)

Provision computed at statutory rate	$13,554	21.0%
Change in nonadmitted assets	(8)	0.0
Dividends received deduction	(22)	0.0
Amortization of IMR	(338)	-0.6
Return to provision adjustment	(53)	-0.1
Other	(23)	0.0

Totals	$13,110	20.3%

Federal income taxes incurred	$10,766	16.7%
Change in net deferred income taxes	2,344	3.6

Total statutory income taxes	$13,110	20.3%

Due to the Company being acquired by Brickell at December 31, 2019, the Company no longer has capital income taxes available for recoupment in the event of future net capital losses.

The Company had no aggregate amount of deposits admitted under Section 6603 of the Internal Revenue Service Code for the years ended December 31, 2019 or 2018.

The Company has no tax loss contingencies for which it is more likely than not that the total liability will significantly increase within twelve months of the reporting date.

The Company classifies all interest and penalties related to tax contingencies as income tax expense. Tax years 2016 through 2019 are open under the statute of limitations and remain subject to examination by the IRS.

7.	Annuity Actuarial Reserves and Deposit Liabilities

Withdrawal characteristics of annuity actuarial reserves and deposit-type contract funds and other liabilities without life or disability contingencies were as follows:

	December 31,
	2019	2018
	(in thousands)
Not subject to discretionary withdrawal	$28,084	$34,724

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

8.	Unpaid Claims

Reconciliations of the beginning and ending balances of unpaid accident and health claim liabilities, net of reinsurance recoverables, were as follows:

	Year Ended December 31.
	2019	2018
	(in thousands)
Balance at beginning of year	$14,183	$18,803

Add provision for claims related to
Current year	234	10,807
Prior years	(10,942)	2,748

Total incurred	(10,708)	13,555

Deduct payments for claims related to
Current year	234	4,763
Prior years	3,241	13,412

Total paid	3,475	18,175

Balance at end of year	$—	$14,183

The above reconciliation reflects $0 of the prior years’ net reserves in 2019 and a shortfall on the prior years’ net reserves of $2,748,000 in 2018. The shortfall in 2018 resulted primarily from the re-estimation of credit disability claims incurred prior to 2018 for more than the initial estimate, due to claims continuing for longer than previously estimated. No additional premiums or return premiums have been accrued as a result of the prior year effects.

The claim liabilities are included in accident and health reserves and policy and contract claim reserves in the Statements of Admitted Assets, Liabilities, and Capital and Surplus.

9.	Capital and Surplus

The NAIC requires life and health insurance companies to maintain risk-based capital (RBC), based on the various risk factors related to RBC, as specified by the NAIC. At December 31, 2019 and 2018, the Company met the RBC requirements.

The State Insurance Commissioner restricts the maximum amount of dividends that Texas domiciled life insurance companies may pay in a twelve month period without prior approval to the greater of 10% of policyholders’ surplus as of the prior year-end, or net gain from operations as of the prior year-end. In addition, the State Insurance Commission restricts the Company from paying dividends for a period of three years from the date of ownership change in connection with its approval of Brickell’s acquisition of the Company from SFC.

With prior approval from the TDOI, the Company paid extraordinary cash dividends of $140,000,000 to SFC on August 27, 2019.

Brickell contributed cash and securities with a statement value of $9,954,000 to the Company on December 31, 2019. Brickell also contributed a receivable of $1,664,000 due from SFC in connection with its acquisition of Merit based on the terms and condition of the stock purchase agreement.

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

10.	Related-Party Transactions

The Company reported payables to its former parent and affiliates of $0 and $2,266,000 at December 31, 2019 and 2018, respectively in conjunction with intercompany agreements.

The Company reported premiums payable to its former parent and affiliates of $0 and $848,000 at December 31, 2019 and 2018, respectively. The premiums payable in 2018 represent the premium refunded throughout the OMH branch network for the previous month. The premium is settled by the Company in the first fifteen days of the following month.

The Company was entered into a General Agency Service Agreement with a former affiliate, Interstate Agency, Inc. (Interstate), pursuant to which Interstate acted as general agent for the Company’s credit insurance products. The agreement was terminated on December 1, 2018. In 2018, during the period the agreement was in effect, Interstate refunded commissions to the Company of $18,402,000.

At December 31, 2019, the Company reported a federal income tax payable to its former parent, SFC, in the amount of $1562,000 compared to $3,270,000 at December 31, 2018.

11.	Contingencies

In the normal course of its business operations, the Company is involved in litigation from time to time with claimants, beneficiaries and others. Ultimate liability, if any, of lawsuits pending at December 31, 2019 and 2018, in the opinion of the Company, would not have a material adverse effect upon the Company.

The Company is subject to guaranty fund and other assessments by the state in which it writes business. Guaranty fund assessments should be accrued at the time of insolvencies. Other assessments should be accrued either at the time of assessment or, in the case of premium based assessments, at the time the premiums were written, or in the case of loss-based assessments, at the time the losses are incurred. The Company has not received any notifications of insolvency that could result in future guaranty fund or other assessment. The Company does not consider the impact of any contingencies to be material to the statutory financial statements.

12.	Reconciliation of Statutory Annual Statements

The following table summarizes the differences between the reported statutory annual statements and the audited statutory basis financial statements for 2019:

	2019
	(in thousands)
	As Reported in Statutory Annual Statements	As Adjusted in Audited Financial Statements
Receivable from Seller	$1,925	$1,664
Current Federal Income Taxes Payable	1,823	1,562
Capital contributed	11,878	11,617
Unassigned Surplus	865	1,126

Income tax expense	14,180	13,649
Net Realized gains (losses)	147	(123)
Net income	23,376	23,638

Merit Life Insurance Co.

Notes to Statutory Basis Financial Statements

December 31, 2019 and 2018

Total surplus was not affected by such changes, as the impact of the increase in income associated with the reduced provision for income taxes was offset by the amount of capital contributed by OMF at the closing of the transaction. Both of these items were identified and finalized after the filing of the reported statutory statements.

13.	Subsequent Events

Other receivables

On December 31, 2019, Brickell transferred receivables of $1,664,000 due from SFC to the Company as additional paid-in surplus. On April 15, 2020, the Company and SFC agreed to settle the receivable through offsetting a current federal income tax of $1,562,000 payable to SFC’s parent, OMH pursuant to the tax sharing agreement, a payable of $29,000 to affiliates of SFC for services provided to the Company and a cash payment of $73,000 to the Company. The cash payment of $73,000 was received on April 22, 2020.

The Company received approval from the Texas Department of Insurance on April 28, 2020 to admit the other receivables as of December 31, 2019.

COVID – 19

In March 2020, the World Health Organization classified the novel coronavirus (COVID 19) as a pandemic. Since the classification, worldwide equity markets have experienced material declines in value, and many nations have lowered government interest rates (the impact of these interest rate reductions has been somewhat mitigated as spreads against the benchmark rates have risen due to market uncertainty). The Company has been watching the current events, and although it has only one equity security in its portfolio, the market of that holding has decreased 28% since year end. In addition, the exchange rate on dollar to sterling (the security is denominated in sterling) has decreased from 1.33 at December 31, 2019 to 1.21 at March 17, 2020, which has further eroded the security value. In the fixed income space, the most noticeable underperformance in the current quarter has been in the high yield sector, and this is not a sector in which the company has significant assets invested. The Company noted that within its cash and fixed income investments (which are over 90% of the portfolio), only two items (a Hess bond and a Wells Fargo bond) experienced any material pricing change.

The Company has the ability to have its staff work remotely from the office during this period and is able to maintain its work processes away from the office.

With respect to the current closed block of annuities (consisting of annuitants both based in the US and those who were based in Central America at the time of employment), there are about 3 of 10 annuitants in the US accounting for about 2/3rds of the total reserves. Even though there is less empirical evidence that Central America will escape the global pandemic, we anticipate a one-time increase in mortality from 10-15% of the total annuitant population. This means the currently carried reserve base is expected to show favorable development in 2020. On the financial market side, the Company is putting our investment portfolio rebalancing initiative (for those investments supporting the annuity block) on hold until the bond markets at least stabilize or revert to a more-normal state. The investment cashflows from current assets, combined with the ability to sell assets at an increased market value, provide us with sufficient cash to cover all benefit payments and the respective servicing expenses for the foreseeable future. If there becomes a systemic credit down grade of the investments, then the Company should expect an increase in the C1 RBC which would lower the RBC ratio. Such ratio today is about 15% higher than the level that was requested by the Texas Department of Insurance in their approval of the purchase of Merit.

Supplemental Financial Information

Merit Life Insurance Co.

Supplemental Schedule of Assets and Liabilities

At or for the year ended December 31, 2019

Investment Income Earned
US Government bonds	$123,989
Other bonds (unaffiliated)	4,738,466
Preferred stocks (unaffiliated)	119,230
Common Stocks (unaffiliated)	26,358
Contract loans	17,274
Cash equivalents and short-term investments	1,073,052
Other invested assets	97,992
Aggregate write-ins for investment income	4,967

Gross investment income	$6,201,328

Bonds, cash equivalents and short-term bonds by contractual maturity and class Bonds, cash equivalents and short-term bonds by contractual maturity (statement value)
Due within one year or less	$7,504,028
Over 1 year through 5 years	14,510,700
Over 5 years through 10 years	7,709,817
After 10 years	16,450,439

Total by contractual maturity	$46,174,984

Bonds, cash equivalents and short-term bonds by class (statement value)

Class 1	$26,077,486
Class 2	11,860,248
Class 3	4,226,880
Class 4	.—
Class 5	4,010,370
Class 6	—

Total by class	$46,174,984

Total Bonds and cash equivalents publicly traded	$24,454,701

Total Bonds and cash equivalents privately traded	$21,720,283

Cash on Deposit	$3,612,838

Life insurance in Force
Ordinary	$654,610,000

Credit Life	$305,189,000

Amount of accidental death insurance in force under ordinary policies	$528,677,000

Annuities
Group (# of certificates)
Amount of income payable	1,926

Full paid- Account balance	1,732

Merit Life Insurance Co.

Supplemental Schedule of Assets and Liabilities, continued

At or for the year ended December 31, 2019

Claim payments 2019
Other accident and health
2019	$72,000

2018	$216,000

2014	$3,000

2016	$1,000

2015	$—

Prior	$11,000

Credit accident and health
2019	$162,000

2018	$1,087,000

2014	$1,100,000

2016	$660,000

2015	$159,000

Prior	$—

Merit Life Insurance Co.

Supplemental Schedule of Investment Risk Interrogatories

December 31, 2019

Investment Risk Interrogatories

1.	The Company’s total admitted assets as reported on page two of the Annual Statement are $58,948,126.

2.	Following are the ten largest exposures to a single issuer/borrower/investment:

Issuer	Description	Book/Carrying Value	% of Admitted Assets
US Treasury Bonds	Bond	$4,938,176	8.4%
Daimler Finance NA LLC	Bond	4,544,211	7.7%
DBCCR 2014-ARCP A	Bond	4,288,116	7.3%
Halsey 2019-1A	Bond	4,010,370	6.8%
Con Edison	Bond	3,500,000	5.9%
CFII 2017-3A-B	Bond	3,499,869	5.9%
Randall and Quilter	Common Stock	3,497,340	5.9%
Kraft Heinz Foods Co	Bond	2,362,812	4.0%
Blackrock Liq Fnds	Money Market	2,359,614	4.0%
Hess Corp	Bond	2,158,933	3.7%

3.	Amounts and percentages of the Company’s total admitted assets held in bonds and preferred stocks, by NAIC designation, are:

Bonds			Preferred Stocks
NAIC-1	26,077,484	44.2%	P/RP-1	—	0.0%
NAIC-2	11,860,248	20.1%	P/RP-2	—	0.0%
NAIC-3	4,226,880	7.2%	P/RP-3	—	0.0%
NAIC-4	—	0.0%	P/RP-4	—	0.0%
NAIC-5	4,010,370	6.8%	P/RP-5	—	0.0%
NAIC-6	—	0.0%	P/RP-6	—	0.0%

Merit Life Insurance Co.

Supplemental Summary of Investment Risk Interrogatories

December 31, 2019

4.	Following are the Company’s total admitted assets held in foreign investments:

	Amount	Percentage of Total Admitted Assets
Total Admitted Assets held in Foreign investments	$14,201,175	24.1%

5.	Aggregate foreign investment exposure categorized by NAIC sovereign designation:

	Amount	Percentage of Admitted Assets
Countries designated NAIC-1	$11,283,818	19.1%
Countries designated NAIC-2	2,917,357	4.9%

6.	Two largest foreign investment exposures in a single country, categorized by the country’s NAIC sovereign designation:

	Amount	Percentage of Admitted Assets
Countries designated NAIC-1
Country: Great Britain	$5,565,287	9.4%
Country: Switzerland	3,500,000	5.9%
Country: Bermuda	1,335,445	2.3%
Country: Saudi Arabia	883,086	1.5%
Countries designated NAIC-2
Country:Mexico	1,992,420	3.4%
Country:Peru	924,937	1.6%

7.	Aggregate unhedged foreign currency exposure: Merit held none.

8.	Aggregate unhedged foreign currency exposure categorized by NAIC sovereign designation:

Merit held none.

9.	Two largest unhedged foreign currency exposures to a single country, categorized by the country’s NAIC sovereign designation: Merit held none.

10.	Ten largest non-sovereign (i.e. non-governmental) foreign issues:

Issuer	NAIC Designation	Amount	Percentage of Admitted Assets
Credit Suisse Group	2FE	$3,500,000	5.9%
RQIH	—	3,497,340	5.9%
Barclays PLC	3FE	2,067,947	3.5%
Petroleos Mexico	2FE	1,992,420	3.4%
Validus Holdings	2FE	1,335,445	2.3%
Ecopetrol SA	2FE	924,937	1.6%

11.	Amounts and percentages of the reporting entity’s total admitted assets held in Canadian investments and unhedged Canadian currency exposure: Merit held none

Merit Life Insurance Co.

Supplemental Summary of Investment Risk Interrogatories

December 31, 2019

12.

Report aggregate amounts and percentages of the reporting entity’s total admitted assets held in investments with contractual sales restrictions: Merit’s investments are less than 2.5% of admitted assets.

13.	Amounts and percentages of admitted assets held in the ten largest equity interests: Merit’s investments are less than 2.5% of admitted assets.

14.	Amounts and percentages of the reporting entity’s total admitted assets held in nonaffiliated, privately placed equities: Merit held none.

15.	Amounts and percentages of reporting entity’s total admitted assets held in general partnership interests: Merit held none.

16.	Amounts and percentages of the reporting entity’s total admitted assets held in mortgage loans: Merit held none.

17.	Aggregate mortgage loans loan-to-value ratios as determined from the most current appraisal as of the annual statement date: Merit held none.

18.	Assets held in each of the five largest investments in one parcel or group of contiguous parcels of real estate reported in Schedule A are less than 2.5% of the Company’s total admitted assets.

19.	Report aggregate amounts and percentages of the reporting entity’s total admitted assets held in investments held in mezzanine real estate loans: Merit held none.

Merit Life Insurance Co.

Supplemental Summary of Investments

December 31, 2019

	Gross Investment Holdings *		Admitted Assets as Reported in the Annual Statement

Bonds Governments	Amount	% of Total	Amount	% of Total
US Government	$4,938,174	8.796%	$4,938,174	8.796%
Other countries	3,800,443	6.769%	3,800,443	6.769%
US States, territories	754,328	1.344%	754,328	1.344%
Industrial and misc., US	25,768,274	45.899%	25,768,274	45.899%
Industrial and misc., other countries	10,913,764	19.440%	10,913,764	19.440%
Equity Interests
Common stocks, US	496,300	0.884%	496,300	0.884%
Common stocks, other countries	3,497,340	6.230%	3,497,340	6.230%
Cash, cash equivalents and short-term investments	5,972,452	10.638%	5,972,452	10.638%

	$56,141,075	100.000%	$56,141,075	100.000%

*	Gross investment holdings as valued in compliance with NAIC accounting practices and procedures manual

You should rely only on the information contained in this prospectus. We have not, and the principal underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the principal underwriter is not, making an offer to sell these Contracts to any person in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our web site is not part of this prospectus.

The table of contents is located on the inside of the front cover of this prospectus.

MERIT LIFE INSURANCE CO.

PROSPECTUS

Until [ , 2020] all dealers effecting transactions in Merit Life Insurance Co. Contracts may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to any unsold allotments or subscriptions.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The Company will be offering the Contracts described in this prospectus to clients of wealth management firms that enter into an operating agreement with us. No commissions or other compensation will be provided to these firms, their advisors, or any affiliate of these firms or their advisors. Clients who wish to purchase a Contract will be able to apply directly, primarily through electronic means. Unless otherwise indicated by clients, prospectuses, contracts and reports all will be provided electronically.

The estimated expenses for the issuance and distribution of the Contracts described in this prospectus, other than any underwriting discounts and commissions, are as follows:

SEC Registrations Fees		$2,855.60
Estimated Printing and Filing Fees		$3,000
Estimated Accounting Fees and Expenses		$75,000
Estimated Legal Fees and Expenses	$	[•]

Item 14.	Indemnification of Directors and Officers.

Our charter, as it is in effect upon the offering of your Contract, provides that we will indemnify our directors, officers, and employees, to the fullest extent permitted by Texas law.

We will also maintain director and officer liability insurance and have purchased a one (1) year Directors and Officers Insurance Policy from Costero Brokers Limited on August 30, 2019 (“D&O Insurance”). The D&O Insurance covers up to $5 million in each claim for Directors and Officers Liability as well as $5 million in each claim for Professional Liability (for a total of $10 million combined coverage under each claim).

These indemnification provisions may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibit		Description

1.		Not Applicable

2.		Not Applicable

3.	(i)	Amended and Restated Articles of Incorporation of Merit Life Insurance Co.

	(ii)	Bylaws of Merit Life Insurance Co.

4.	(i)	Form of Fixed Contingent Annuity Contract

	(ii)	Form of Fixed Contingent Annuity Contract Application

5.		Legal Opinion*

9.		Not Applicable

10.	(i)	Stock Purchase Agreement between Springleaf Finance Corporation and Brickell Insurance Holdings LLC dated as of March 7, 2019

Exhibit		Description

	(ii)	Amendment No. 1 dated November 29, 2019 to the Stock Purchase Agreement between Springleaf Finance Corporation and Brickell Insurance Holdings LLC dated as of March 7, 2019

	(iii)	Administrative Services Agreement by and between Merit Life Insurance Co. and American Health and Life Insurance Company dated as of April 1, 2019

	(iv)	Administrative Services Agreement by and between Merit Life Insurance Co. and Triton Insurance Company dated as of April 1, 2019

	(v)	Reinsurance Agreement by and between Merit Life Insurance Co. and American Health and Life Insurance Company dated as of April 1, 2019

	(vi)	Reinsurance Agreement by and between Merit Life Insurance Co. and Triton Insurance Company dated as of April 1, 2019

	(vii)	Reinsurance Trust Agreement by and between American Health and Life Insurance Company, Merit Life Insurance Co., and JPMorgan Chase Bank, N.A. dated as of June 2, 2019

	(viii)	Reinsurance Trust Agreement by and between Triton Insurance Company, Merit Life Insurance Co., and JPMorgan Chase Bank, N.A. dated as of June 2, 2019

	(ix)	Capital Maintenance Agreement by and between 777 Partners LLC and Merit Life Insurance Co. dated as of February 6, 2020

	(x)	Intercompany Services Agreement by and between Merit Life Insurance Co. and Brickell Insurance Holdings LLC dated as of January 1, 2020

	(xi)	Form of Operating Agreement with Wealth Management Firms

	(xii)	Form of Underwriting and Servicing Agreement by and between Merit Life Insurance Company and INTE Securities LLC

	(xiii)	NLT Annuity Administration Service Agreement*

	(xiv)	Master Services Agreement by and between RadialSpark, LLC and Clear Capital

11.		Not Applicable

12.		Not Applicable

15.		Not Applicable

16.		Not Applicable

21.		Not Applicable

23.1		Consent of BKD LLP, Independent Registered Public Accounting Firm

24.		Power of Attorney (contained on Signature page)

25.		Not Applicable

26.		Not Applicable

99		Not Applicable

*	To be filed by amendment.

(a)	Financial Statement Schedules. The following financial statement schedules are filed as a part of this registration statement beginning on page [•] of the prospectus: [•]

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

to reflect in the prospectus any fact or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering;

(4)

to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

(5)

that, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective;

(6)

that, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing materials or information about the undersigned registrant or their securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser; and

(7)

that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Shelton, State of Connecticut, on October 2, 2020.

MERIT LIFE INSURANCE CO.

By:	/s/ Robert O’Donnell
Robert O’Donnell
President, Chief Executive Officer and Director

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gayle Levy his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert O’Donnell	President, Chief Executive Officer, and Director (Principal Executive Officer)	October 2, 2020
Robert O’Donnell

/s/ Lori Pita	Chief Financial Officer (Principal Financial Officer)	October 2, 2020
Lori Pita

/s/ Steven W. Pasko	Director	October 2, 2020
Steven W. Pasko

/s/ Catherine Weatherford	Director	October 2, 2020
Catherine Weatherford

/s/ Dan Gray	Director	October 2, 2020
Dan Gray

/s/ Corwin Zass	Director	October 2, 2020
Corwin Zass